Exhibit 2.1

Certain identified information has been excluded from this exhibit because it is both (i) not material, and (ii) would likely cause competitive harm to the registrant if publicly disclosed. [***] indicates that information has been redacted.

ASSET PURCHASE AGREEMENT

by and between

EISAI CO., LTD.

and

CATALYST PHARMACEUTICALS, INC.

Dated as of December 17, 2022

i

ii

iii

EXHIBITS

Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Buyer FDA Transfer Letter
Exhibit C	Form of Domain Name Assignment Agreement
Exhibit D	Form of Patent Assignment Agreement
Exhibit E	Form of Pharmacovigilance Agreement
Exhibit F	Form of Quality Agreement
Exhibit G	Seller FDA Transfer Letter
Exhibit H	Form of Supply Agreement
Exhibit I	Form of Trademark Assignment Agreement
Exhibit J	Form of Transition Services Agreement

SCHEDULES

Schedule 1.1(a)	Government Contracts
Schedule 1.1(b)	Permitted Encumbrances
Schedule 1.1(c)	Purchased Domain Names
Schedule 1.1(d)	Purchased Patents
Schedule 1.1(e)	Purchased Regulatory Approvals
Schedule 1.1(f)	Purchased Trademarks
Schedule 1.1(g)	Seller’s Knowledge
Schedule 1.1(h)	Transferred Contracts
Schedule 2.3.2(a)	Prorated Prepaid Expenses
Schedule 2.4.2(a)(iv)	Purchased Assets Delivery Schedule
Schedule 5.14.1	Retained Names and Marks

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and executed as of December 17, 2022, by and between Eisai Co., Ltd., a corporation organized under the laws of Japan (“Seller”) and Catalyst Pharmaceuticals, Inc., a Delaware corporation (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and certain of its Affiliates are engaged in the Manufacture of the Products for Exploitation in the Territory and the Exploitation of the Products in the Territory (collectively, the “Product Business”);

WHEREAS, Seller wishes to sell to Buyer, and Buyer desires to purchase from Seller, certain assets and rights comprising or associated with the Product Business, upon the terms and conditions hereinafter set forth; and

WHEREAS, at the Closing, Seller and Buyer intend to enter into, or cause certain of their respective Affiliates to enter into, the Ancillary Agreements.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Defined Terms. As used herein, the following terms shall have the following meanings:

“Accountants” means an accounting firm of national reputation in the United States (excluding each of Seller’s and its Affiliates and Buyer’s and its Affiliates’ respective regular outside accounting firms) as may be mutually acceptable to Seller and Buyer; provided, however, if Seller and Buyer are unable to agree on such accounting firm within 10 days after a need to engage the Accountants arises under this Agreement or any such mutually selected accounting firm is unwilling or unable to serve, then Seller shall deliver to Buyer a list of three other accounting firms of national reputation in the United States that have not performed services for Seller or its Affiliates or Buyer or its Affiliates in the preceding three-year period, and Buyer shall select one of such three accounting firms.

“Accounts Receivable” means all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or any of its Affiliates arising from sales of any of the Products by or on behalf of Seller or its Affiliates on or prior to the Closing Date.

“Act” means the United States Federal Food, Drug and Cosmetic Act.

“Additional Consideration” means the aggregate amount of (a) the Milestone Payment and (b) all Royalty Payments.

“Adverse Event” means, with respect to a Product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following the administration, of such Product in humans, occurring at any dose, whether expected or unexpected and whether or not considered related to or caused by such Product, including such an event or experience as occurs in the course of the use of such Product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse or misuse, from withdrawal or from a failure of expected pharmacological action of such Product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32 or 314.80, as applicable, or to non-U.S. Regulatory Authorities under corresponding applicable Law outside the United States.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with”, mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

“Ancillary Agreements” means the Bill of Sale, the Domain Name Assignment Agreement, the Patent Assignment Agreement, the Pharmacovigilance Agreement, the Quality Agreement, the Trademark Assignment Agreement, the Transition Services Agreement and the Supply Agreement.

“Antitrust Authorities” means the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, and any non-U.S. competition authorities having jurisdiction over the Transactions under any applicable Foreign Merger Control Law.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other United States or non-United States, including state, national, or supranational, antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Transition Period” means [***].

“Authorization” means any consent, approval, order, license, permit and other similar authorization of or from any Governmental Authority, together with any renewals, extensions, or modifications thereof and additions thereto.

“Base Purchase Price” means $160,000,000.

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit A.

“BPD Fees” means the fees described in Section 9008 of the Patient Protection and Affordable Care Act, as amended by Section 1404 of the Health Care and Education Reconciliation Act of 2010.

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, New York are permitted or obligated by Law to remain closed.

“Buyer FDA Transfer Letter” means the letter to the FDA in substantially the form attached as Exhibit B, accepting the transfer of rights to the Purchased Regulatory Approvals issued by the FDA from Seller or its applicable Affiliate.

“Buyer Material Adverse Effect” means any event, fact, condition, occurrence, change or effect that (a) prevents or materially impedes or materially delays the consummation by Buyer of the Transactions or (b) has, or would reasonably be expected to have, a material adverse impact on Buyer’s and its applicable Affiliates’ ability to perform their respective obligations under this Agreement and the Ancillary Agreements.

“Buyer Regulatory Approvals and Documentation” means any and all (a) Regulatory Approvals for the Products in the Territory; (b) documentation comprising such Regulatory Approvals, and (c) data (including clinical and pre-clinical data) contained in any of the foregoing, in each case, that are Controlled by Buyer or any of its Affiliates effective as of and following the Closing and in the format maintained by Buyer or its applicable Affiliates, including, to the extent comprising the foregoing, the Purchased Regulatory Approvals and the Purchased Regulatory Documentation.

“Buyer Tax Act” means (a) any election under any provision of applicable Law effective for the Pre-Closing Tax Period that is made after the Closing by Buyer, any of its Affiliates, or any transferee or successor of Buyer or any of its Affiliates and (b) any other action taken, or failure to act, after the Closing and outside of the ordinary course of business, by Buyer, any of its Affiliates, or any transferee or successor of Buyer or any of its Affiliates, in each case, that increases the amount of liability for Taxes with respect to the Product Business or the Purchased Assets for any Pre-Closing Tax Period.

“Calendar Year” means each successive period of 12 calendar months commencing on January 1 and ending on December 31; provided that the Calendar Year in which Loss of Exclusivity occurs shall begin on the day of Loss of Exclusivity and end on December 31 of such year.

“cGMP” means the then-current standards of good manufacturing practice for the manufacture, processing, packaging, testing, holding or distributing of a medicinal product for human use to assure that such medicinal product meets (a) the requirements of applicable Law and other requirements of any applicable Governmental Authority as to safety, identity and strength, and (b) the quality and purity characteristics that it purports or is represented to possess, including as set forth in FDA regulations in 21 C.F.R. Parts 210 and 211.

“Chargeback Claims” means chargebacks and other credits and reimbursements (and any associated administrative fees, but excluding Rebates), to customers with respect to a unit of Product sold in the Territory.

“Closing Date” means the date on which the Closing occurs.

“Commercially Reasonable Efforts” means the performance of obligations or tasks in a sustained manner consistent with the reasonable, diligent and good faith efforts that a reasonable and similarly sized and resourced party in the pharmaceutical industry would normally use for the commercialization of a product having similar technical and regulatory factors and similar market potential, profit potential and strategic value, and that is at a similar stage in its product life cycle, in each case, based on all relevant factors and all conditions then prevailing and without regard to any amounts payable by Buyer or its Affiliates under this Agreement or any Ancillary Agreement.

“Confidentiality Agreement” means that certain Mutual Confidential Disclosure Agreement, dated as of June 15, 2022, between Buyer and Seller.

“Contingent Payment Obligor” means Buyer, any of its Affiliates, or any of its or their respective transferees, licensees or sublicensees with respect to rights to any Product.

“Contract” means any written contract, agreement, license, sublicense, instrument, assignment, purchase order, or other legally binding commitment or arrangement.

“Control” means, with respect to any Regulatory Approval, regulatory documentation or regulatory data, Purchased Product Records, Purchased Regulatory Documentation or Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Regulatory Approval, regulatory documentation or regulatory data, Purchased Product Records or Intellectual Property Rights as provided for herein or in any of the Ancillary Agreements without violating the terms of any Contract with any Third Party.

“Copyright” means all copyrights, whether or not registered, all copyright registrations and applications therefor and all extensions, restorations, reversions and renewals thereof.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or variants thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Response Action” means any good faith actions that Seller determines are necessary or prudent to take in connection with the COVID-19 pandemic, such as actions (a) to suspend or resume operation of all or a portion of the facilities Seller, (b) intended to mitigate the adverse effects of such condition on the business, customers, personnel or other stakeholders of Seller or (c) intended to ensure compliance with any Law.

“Dispute” means any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or in connection with this Agreement or any Ancillary Agreement or the Transactions, including any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement or any Ancillary Agreement.

“Domain Name Assignment Agreement” means the Domain Name Assignment Agreement to be entered into by Buyer and Seller or such of Seller’s Affiliates which own any of the Purchased Domain Names at Closing, substantially in the form attached as Exhibit C.

“Encumbrance” means any mortgage, lien, license, pledge, security interest, or other encumbrance.

“Excluded Assets” means [***].

“Excluded Liabilities” means [***].

“Exploit” means (and, with correlative meanings, the terms “Exploitation” and “Exploiting”) to import, export, use, have used, sell, offer for sale, have sold, commercialize, hold or keep (whether for disposal or otherwise), transport, distribute, promote or market, but excludes to Manufacture or have Manufactured.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“Fundamental Representations” means those representations and warranties of Seller and Buyer, as applicable, contained in [***].

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Generic Entry” means the date on which the first Generic Product has been sold and distributed in the Territory for at least three consecutive months.

“Generic Product” means, with respect to a Product, any other medicinal product that is approved under 21 U.S.C. 355(b)(2) and for which FDA has determined that such products are therapeutically equivalent, as reflected by an “A” rating in FDA’s Orange Book or 21 U.S.C. 355(j), or in either case any respective successor Law, that identifies in its marketing application such Product as the basis of submission relied on for approval in its application to the FDA. Notwithstanding the foregoing, an “authorized generic drug” within the meaning of Section 505(t) of the Act shall not constitute a Generic Product for purposes of this Agreement.

“Governmental Authority” means any supranational, international, nation, commonwealth, province, territory, county, municipality, district, federal, state or local court (or any arbitrator or other tribunal having competent jurisdiction), administrative agency or commission or other governmental authority, instrumentality, domestic or foreign, or any self-regulated organization or quasi-governmental authority.

“Government Contracts” means the Contracts listed on Schedule 1.1(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IND” means an Investigational New Drug Application submitted to FDA in accordance with 21 C.F.R. Part 312.

“Insolvency Event” means, with respect to any Person (a) the filing in any court or with any other Governmental Authority pursuant to any Law of a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of that Person or of its assets; (b) the proposal of a written agreement for the composition or extension of its debts; (c) being served with an involuntary petition against it, filed in any insolvency or bankruptcy proceeding, and such petition not being dismissed within 60 days after the filing thereof; (d) the consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of its property or the making of any assignment for the benefit of creditors; (e) any admission by such Person in writing of its inability to pay its debts generally as they become due; (f) the issue or levy of any judgment, writ, warrant of attachment or execution or similar process against a substantial portion of such Person’s property or (g) the sum of such Person’s debts is greater than all of such Person’s property (in each case, at fair value), excluding any property transferred, concealed, or removed with intent to hinder, delay, or defraud such Person’s creditors.

“Intellectual Property Rights” means all (a) Patents, (b) Trademarks, (c) Copyrights, (d) Know-How and (e) domain names.

“Know-How” means trade secrets, confidential data, technical information, technology, commercially practiced processes, techniques, inventions, assays, know-how and other proprietary information, including specifications, formulations, manufacturing processes, chemical or biological manufacturing control data, quality control and testing procedures, clinical data, and customer and supplier lists.

“Law” means any domestic or foreign, federal, state or local statute, law, treaty, judgment, ordinance, rule, administrative interpretation, regulation, order or other requirement having the force and effect of law of any Governmental Authority.

“Liabilities” means any debts, liabilities, Losses, claims or complaints of any kind, whether accrued or unaccrued, matured or unmatured, known or unknown, fixed or contingent, determined or determinable, and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

“Litigation” means any action, arbitration, mediation, hearing, proceeding, litigation, suit, warning letter, finding of deficiency or non-compliance, notice of violation or request for recall (whether civil, criminal, administrative, investigative or appellate).

“Loss” or “Losses” means any losses, damages, judgments, fines, penalties, awards, Taxes, amounts paid in settlement, charges, and reasonable costs and expenses incurred in connection therewith (including costs and expenses in connection with investigations, suits and proceedings, expert fees, accounting fees, advisory fees and reasonable legal fees).

“Loss of Exclusivity” means, with respect to a Product, the first date after the Closing Date on which no Valid Claim covers such Product or the Manufacture or Exploitation of such Product in the Territory.

“Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, and shipping and holding (prior to distribution) of a pharmaceutical product or any intermediate thereof, including quality assurance and quality control.

“Manufacturing Know-How” means [***].

“Material Adverse Effect” means an event, fact, condition, occurrence, circumstance, change or effect (“Effect”) that, considered either alone or together with all other Effects, is, or would reasonably be expected to be, materially adverse to the business, results of operations or condition (financial or otherwise) of the Product Business, the Purchased Assets and the Assumed Liabilities, taken as a whole; provided, however, that, except as provided in the last clause of this definition, none of the following, and no Effects resulting from the following, shall be deemed (individually or in combination) to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect” [***].

“NDA” means a New Drug Application, as defined in the Act.

“NDC” means “National Drug Code,” which is the ten- or eleven-digit code registered by a company with the FDA with respect to a pharmaceutical product.

“Net Sales” means [***].

“Non-Exclusive IPR” means [***].

“Patent Assignment Agreement” means the Patent Assignment Agreement to be entered into by Buyer and Seller or such of Seller’s Affiliates which own any Purchased Patents at Closing, substantially in the form attached as Exhibit D.

“Patents” means patents and patent applications, together with all provisionals, non-provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations with respect thereto.

“Payment Claims” means BPD Fees, Chargeback Claims, Rebates and all other payment obligations, including for Product returns, allocated between Seller and Buyer (or their respective Affiliates) under Article 3 of the Transition Services Agreement.

“PDUFA Fees” means all fees payable with respect to the Products under the Prescription Drug User Fee Act.

“Permitted Encumbrance” means any (a) Encumbrance for Taxes not yet due and payable; (b) Encumbrance caused by Law for amounts not material or overdue that does not or would not be reasonably expected to materially detract from the current value of, or materially interfere with, the present use and enjoyment of any Purchased Asset subject thereto or affected thereby in the ordinary course of business of the Product Business; (c) Encumbrance not securing indebtedness or guarantees of indebtedness which does not materially detract from the current value of, or materially interfere with, the present use and enjoyment of such Purchased Asset in the ordinary course of business of the Product Business; (d) right, title or interest of a licensor or

9icensee evident from the face of a license; (e) any Encumbrance disclosed on Schedule 1.1(b); and (f) other imperfections of title, licenses or Encumbrances, if any, that do not materially impair the continued use and operation of the Purchased Assets to which they relate in the conduct of the Product Business.

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, corporation, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or any other legal entity, including a Governmental Authority.

“Pharmacovigilance Agreement” means the Pharmacovigilance Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit E.

“Product” means, as applicable, the pharmaceutical product FYCOMPA® (perampanel) tablets described and approved in NDA #202834 and the pharmaceutical product FYCOMPA® (perampanel) oral suspension described and approved in NDA #208277.

“Product Labeling” means, with respect to a Product in the Territory, (a) the Regulatory Authority-approved full prescribing information for such Product, including any required patient information and (b) all labels and other written, printed or graphic matter upon a container, wrapper or any package insert utilized with or for a Product in the Territory (but excluding any Intellectual Property Rights therein).

“Product Liability Claim” means any product liability claim asserted by any Third Party with respect to a pharmaceutical product, including any such claim related to any failure to warn or the Manufacture, design, development or use of, or defect in, such product, or any failure of any unit of such product to conform to the applicable specifications therefor.

“Purchase Price” means the sum of the Base Purchase Price, the Prorated Prepaid Expenses and any Additional Consideration actually paid.

“Purchased Copyrights” means all Copyrights that are owned by Seller or one of its Affiliates as of the Closing that are (a) used as of the Closing Date exclusively in the Exploitation of a Product in the Territory or (b) contained in any of the Purchased Regulatory Documentation or the Purchased Product Records to the extent such Copyrights are exclusive to the Product in the Territory.

“Purchased Domain Names” means the domain names listed on Schedule 1.1(c).

“Purchased Intellectual Property” means the Purchased Copyrights, the Purchased Domain Names, the Purchased Know-How, the Purchased Patents and the Purchased Trademarks.

“Purchased Inventory” means all inventories of finished Product labeled and held for sale in the Territory that are owned by Seller or its relevant Affiliate as of the Closing Date and have not been sold to a Third Party distributor or wholesaler, together with all Product Labeling and packing thereon.

“Purchased Know-How” means [***].

“Purchased Patents” means the patents listed on Schedule 1.1(d). [***].

“Purchased Product Records” means [***].

“Purchased Regulatory Approvals” means the Regulatory Approvals listed on Schedule 1.1(e).

“Purchased Regulatory Documentation” means [***].

“Purchased Trademarks” means the Trademarks listed on Schedule 1.1(f).

“Quality Agreement” means the Quality Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit F.

“Rebates” means rebates, price reductions or customers, in each case, based on utilization of units of a Product in the United States.

“Regulatory Approval Holder” means the holder of a Regulatory Approval for a Product or a Regulatory Approval for any Related Product in accordance with the terms of this Agreement, in each case, in a given jurisdiction outside of the Territory.

“Regulatory Approvals” means, with respect to a product, any and all approvals, licenses, price and reimbursement approvals, registrations (except manufacturing establishment registrations) or authorizations of any Governmental Authority in a particular territory necessary to conduct clinical trials for, commercially distribute, sell or market such product in such territory, including, where applicable, (a) NDAs, INDs and FDA’s approval thereof, (b) pre- and post-approval marketing authorizations, (c) labeling approvals, and (d) pricing approvals.

“Regulatory Authority” means any Governmental Authority that has jurisdiction over the safety, efficacy, reliability, Manufacture, investigation, sale or marketing of pharmaceutical products, medical products, biologics or biopharmaceuticals, including the FDA.

“Related Product” means a product with the same active pharmaceutical ingredient as a Product.

“Representatives” means, with respect to any Person, the officers, employees, agents, attorneys, consultants, advisors and other representatives of such Person.

“Royalty Term” means the period from the Closing Date to the earlier of (a) the 10th anniversary of the Closing Date and (b) the 1st of January following the first Calendar Year in which the aggregate amount billed or invoiced for sales of the Products by all Contingent Payment Obligors is [***] or less.

“Seller FDA Transfer Letter” means the letter to the FDA in the form attached as Exhibit G, transferring the rights to the Purchased Regulatory Approvals issued by the FDA to Buyer.

“Seller Regulatory Approvals and Documentation” means [***].

“Seller’s Knowledge” means the actual knowledge of the individuals listed on Schedule 1.1(g), assuming reasonable inquiry by such individual of those other employees of the Company who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to the Company.

“Supply Agreement” means the Supply Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit H.

“Tax” and “Taxes” means all taxes of any kind including all U.S. federal, state, local or non-U.S. net income, capital gains, gross income, gross receipt, property, franchise, sales, use, excise, withholding, payroll, employment, social security, worker’s compensation, unemployment, occupation, capital stock, transfer, gains, windfall profits, net worth, asset, transaction and other taxes, and any interest, penalties or additions to tax with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document, together with any schedule or attachment thereto and any amendment thereof, that is filed or required to be filed with any Taxing Authority.

“Taxing Authority” means any Governmental Authority that imposes, administers, assesses, adjudicates or collects Taxes or Tax Returns.

“Territory” means the United States and its territories and possessions.

“Third Party” means any Person other than Seller, Buyer and their respective Affiliates and permitted successors and assigns.

“Trademark” means any trademark, trade dress, service mark, trade name, brand name, slogan, logo or other designation of origin, whether or not registered, and any registrations and applications for registration thereof, and all renewals thereof, together with all goodwill associated therewith.

“Trademark Assignment Agreement” means the Trademark Assignment Agreement to be entered into by Buyer and Seller or such of Seller’s Affiliates which own any Purchased Trademarks at Closing, substantially in the form attached as Exhibit I.

“Transactions” means all of the transactions contemplated by this Agreement and each of the Ancillary Agreements.

“Transferred Contracts” means the Contracts set forth on Schedule 1.1(h).

“Transition Services Agreement” means the Transition Services Agreement to be entered into by the Parties or their respective Affiliates at Closing, substantially in the form attached as Exhibit J.

“Valid Claim” means a claim of (a) an issued, in-force, unexpired Patent which claim has not been held invalid or unenforceable by a Governmental Authority of competent jurisdiction from which holding no appeal can be taken or for which the applicable time for appeal has expired, and has not been held to be invalid or unenforceable through re-examination, inter partes review, post grant review or disclaimer, opposition procedure, nullity suit, or otherwise, or (b) a pending patent application that has not been finally abandoned, finally rejected, or expired.

The terms set forth below shall have the meanings ascribed thereto in the referenced section:

Term	Section
Actual Prorated Prepaid Expenses	2.3.2(b)
Agreed Amount	7.2.1

Agreement	Preamble
Apportioned Obligations	5.12.1(b)
Assignment	9.7
Assumed Liabilities	2.2.1
Audit Objection Notice	2.5.4(e)
Auditor	2.5.4(d)
Business Employees	5.19.1

Buyer	Preamble
Buyer Confidential Information	5.4.3
Buyer Indemnitees	7.1.1
Buyer Permitted Purpose	5.4.4
Carve-Out Financial Statements	5.11.3
Claim Notice	7.2.2(a)

Closing	2.4.1
Closing Date Payment	2.3.1
Closing Date Prorated Prepaid Expense Statement	2.3.2(b)
Competing Product	5.15
Confidential Information	5.4.1
Confidentiality Period	5.4.3
Controlling Party	7.2.2(b)

Deductible	7.3.1
Disclosing Party	5.4.1
Disclosure Schedules	Article 3
Early Research and Development	5.15

End Date	8.1.2
Enforceability Exceptions	3.1.2
Estimated Prorated Prepaid Expenses	2.3.2(a)
Existing Stock	5.14.1(b)
Final Closing Date Prorated Prepaid Expenses	2.3.2(c)
Financial Information	3.1.12
Foreign Merger Control Laws	4.5.1
fraud	7.5
Indemnification Certificate	7.2.1

Indemnified Party	7.2.1

Indemnifying Party	7.2.1

Milestone Event	2.5.1(a)
Milestone Payment	2.5.1(a)
Net Sales Information	2.5.4(d)
Net Sales Report	2.5.4(a)
Non-Controlling Party	7.2.2(b)

Notice	9.2.1
Objection Notice	7.2.1

Party(ies)	Preamble
Post-Closing Tax Period	5.12.1(b)
Pre-Closing Period	4.1.1
Pre-Closing Tax Period	5.12.1(b)
Product Business	Recitals
Prorated Prepaid Expense Statement	2.3.2(a)
Prorated Prepaid Expense Statement Objection Notice	2.3.2(c)
Prorated Prepaid Expenses	2.3.2(a)
Purchased Assets	2.1.1
Quality Standards	5.14.2(b)
Receiving Party	5.4.1
Registered IP	3.1.11(b)
Retained Names and Marks	5.14.1(a)
Review Period	2.3.2(c)
Royalty Payments	2.5.3(a)

Schedule Supplement	4.2
Seller	Preamble
Seller Confidential Information	5.4.4
Seller Indemnitees	7.1.2
Seller Permitted Purpose	5.4.3
Supplied Product	5.14.1(c)
Third Party Claim	7.2.2(a)

Transfer Taxes	5.12.1(a)
Willful Breach	8.2.2

1.2 Construction. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The terms “including” and “include” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. If any action is required to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action will be required to be taken on the next Business Day following such day. No parol evidence will be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence. The doctrine of election of remedies will not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transactions. The contents of the Schedules and Exhibits form an integral part of this Agreement and shall have as full effect as if they were incorporated in the body of this Agreement and any reference to “this Agreement” shall be deemed to include the Schedules and Exhibits. No prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction hereof. Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement to any Article, Section, Schedule or Exhibit are references to such Article, Section, Schedule or Exhibit of this Agreement; (b) references in any Section to any clause are references to such clause of such Section; (c) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules, regulations or legally binding guidelines issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; and (h) references to monetary amounts are denominated in U.S. dollars.

ARTICLE 2

SALE AND PURCHASE OF ASSETS; LIABILITIES

2.1 Sale of Purchased Assets.

2.1.1 Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at and effective as of the Closing, Seller shall (or shall cause its applicable Affiliates to) sell, transfer, convey, assign and deliver to Buyer (or one or more of its Affiliates), and Buyer (or one or more of its Affiliates) shall purchase and accept from Seller (or its applicable Affiliates), all of Seller’s (or its applicable Affiliate’s) rights, title and interests in, to and under the following (collectively, the “Purchased Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances):

(a) all Purchased Regulatory Approvals; provided, that the INDs comprised within the Purchased Regulatory Approvals shall transfer in accordance with the terms of the Transition Services Agreement;

(b) all Purchased Regulatory Documentation;

(c) all Purchased Product Records;

(d) all Purchased Intellectual Property; provided, that the Purchased Intellectual Property that comprises Manufacturing Know-How shall be disclosed to Buyer in accordance with the terms of the Supply Agreement;

(e) all Purchased Inventory; and

(f) all rights, claims or causes of action with respect to any Litigation available to or being pursued by Seller or its Affiliates against a Third Party to the extent related to the Assumed Liabilities.

2.1.2 Licenses.

(a) Effective as of the Closing Date, Seller, on behalf of itself, its Affiliates and its and their respective transferees, successors and assigns, hereby grants to Buyer and its Affiliates a non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up, non-transferable (except as provided in Section 9.7) license under the Non-Exclusive IPR and, to the extent not included in the Non-Exclusive IPR or the Purchased Know-How, the Manufacturing Know-How, with the right to grant further licenses and sublicenses (through multiple tiers), in each case, to the use by Buyer or any of its Affiliates of such Non-Exclusive IPR and Manufacturing Know-How solely with, and solely to the extent necessary for the conduct of the Product Business. The Parties acknowledge that the Manufacturing Know-How not included in the Purchased Know-How will be disclosed in accordance with the terms of the Supply Agreement.

(b) Effective as of the Closing Date, Buyer, on behalf of itself, its Affiliates and its and their respective transferees, successors and assigns, hereby grants to Seller and its Affiliates a perpetual, irrevocable, worldwide, royalty-free, fully paid-up, non-transferable (except as provided in Section 9.7) right and license (with a right to grant sublicenses through multiple tiers) under the Purchased Patents solely to the extent necessary to (i) Manufacture worldwide the Products under the Transition Services Agreement and the Supply Agreement, which right and license shall be non-exclusive and (ii) Manufacture worldwide the Products or any Related Product solely for Exploitation outside of the Territory, which right and license shall be exclusive (even as to Buyer and its Affiliates).

2.1.3 Excluded Assets. Notwithstanding anything to the contrary in Section 2.1.1, except for the transfer of certain Manufacturing records in accordance with the terms of the Supply Agreement, neither Buyer nor any of its Affiliates shall acquire, pursuant to this Agreement or any Ancillary Agreement, the Excluded Assets, and the Purchased Assets shall not include, and Seller or its Affiliates shall retain following the Closing Date, the Excluded Assets.

2.2 Liabilities.

2.2.1 Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller or its applicable Affiliates shall assign and Buyer or its applicable Affiliates shall assume and agree to pay and discharge when due [***] ((a) through (d), collectively, the “Assumed Liabilities”) [***].

2.2.2 Excluded Liabilities. Notwithstanding anything to the contrary herein, neither Buyer nor any of its Affiliates shall assume any Excluded Liabilities and the Excluded Liabilities shall remain the sole obligation and responsibility of Seller and its Affiliates.

2.3 Consideration.

2.3.1 Closing Date Payment. In consideration of the conveyances contemplated under Section 2.1 and the license grant under Section 2.1.2(a), Buyer shall pay to Seller on the Closing Date, the sum of (a) the Base Purchase Price plus (b) the Prorated Prepaid Expenses ((a) and (b), collectively, the “Closing Date Payment”), in each case, by wire transfer of immediately available funds to the account designated by Seller by written notice provided to Buyer not Less than three Business Days prior to the Closing Date.

2.3.2 Prorated Prepaid Expenses.

(a) Not less than three Business Days prior to the Closing Date, Seller shall prepare and provide to Buyer a statement in accordance with Schedule 2.3.2(a) calculating in reasonable detail the amount of costs and expenses attributable to the Exploitation of the Products in the Territory that were paid by Seller or any of its Affiliates prior to the Closing Date for post-Closing periods (“the “Prorated Prepaid Expense Statement”), including the portion of the PDUFA Fee payable with respect to the Products for the period from the Closing Date through September 30, 2023 (collectively, “Prorated Prepaid Expenses” and such amount, the “Estimated Prorated Prepaid Expenses”).

(b) As soon as practicable, but in no event later than 60 days, following the Closing Date, Seller shall cause to be prepared and delivered to Buyer a statement calculating in reasonable detail the actual Prorated Prepaid Expenses as of the Closing Date in accordance with Schedule 2.3.2(a) (the “Actual Prorated Prepaid Expenses”), together with reasonable supporting written documentation (the “Closing Date Prorated Prepaid Expense Statement”).

(c) Buyer shall have 30 days from the date on which the Closing Date Prorated Prepaid Expense Statement is delivered by Seller to review the Closing Date Prorated Prepaid Expense Statement (the “Review Period”). The Closing Date Prorated Prepaid Expense Statement (and the amount of Prorated Prepaid Expenses contained therein) shall become final and binding upon Seller and Buyer at the end of the Review Period, unless Buyer objects to the calculation of Actual Prorated Prepaid Expenses, in which case Buyer shall send written notice (the “Prorated Prepaid Expense Statement Objection Notice”) to Seller within such Review Period, setting forth in specific detail the basis for its objection and Buyer’s proposal for any adjustments to the Closing Date Prorated Prepaid Expense Statement. If a timely Prorated Prepaid Expense Statement Objection Notice is delivered to Seller, then the Closing Date Prorated Prepaid Expense Statement (and the Actual Prorated Prepaid Expenses contained therein) shall become final and binding (except as provided below with respect to resolution of disputes) on Seller and Buyer on the first to occur of (i) the date on which Seller and Buyer resolve in writing any differences they have with respect to the matters specified in the Prorated Prepaid Expense Statement Objection Notice and (ii) the date on which all matters in dispute are finally resolved in writing by the Accountants, in each case as provided below. Seller and Buyer shall seek in good faith to reach agreement as to any such proposed adjustment or that no such adjustment is necessary within 15 days following delivery of the Prorated Prepaid Expense Statement Objection Notice. If agreement is reached in writing within such 15-day period as to all proposed adjustments, or that no adjustments are necessary, Seller and Buyer shall revise the Closing Date Prorated Prepaid Expense Statement accordingly. If Seller and Buyer are unable to reach agreement within 15 days following delivery of the Prorated Prepaid Expense Statement Objection Notice, then the Accountants shall be engaged at that time to review the Closing Date Prorated Prepaid Expense Statement, and shall make a determination as to the resolution of any adjustments. The Accountants shall be instructed, pursuant to an engagement letter, to resolve only those matters set forth in the Prorated Prepaid Expense Statement Objection Notice remaining in dispute and not to otherwise investigate any matter independently and to act as an expert and not arbitrator. Buyer and Seller each agree to furnish to the Accountants such individuals and such information, books and records as may be reasonably required by the Accountants to make its final determination. With respect to each disputed item, the Accountants’ decision, if not in accordance with the position of either Buyer or Seller, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Closing Date Prorated Prepaid Expense Statement or Buyer in the Prorated Prepaid Expense Statement Objection Notice with respect to such disputed item. Except as Seller and Buyer may otherwise agree, all communications between Seller and Buyer or any of their respective Representatives, on the one hand, and the Accountants, on the other hand, shall be in writing with copies simultaneously delivered to the non-communicating Party. The determination of the Accountants regarding the Closing Date Prorated Prepaid Expense Statement (and the Actual Prorated Prepaid Expense amount contained therein) shall be (A) the exclusive method for the resolution of disputes regarding the Closing Date Prorated Prepaid Expense Statement (absent manifest error), (B) delivered as soon as practicable following engagement of the Accountants, but in no event more than 60 days thereafter, and (C) shall be final, conclusive and binding upon Seller and Buyer (absent manifest error). Following delivery of the determination of the Accountants, the Parties shall revise the Closing Date Prorated Prepaid Expense Statement accordingly. The final value as of the Closing Date of the Prorated Prepaid Expenses, as determined pursuant to this Section 2.3.2(c), is the “Final Closing Date Prorated Prepaid Expenses”. Subject to the exercise by a Party of applicable rights of appeal under applicable Law, the Parties agree that judgment may be entered on such determination in any court having jurisdiction. The cost of the Accountants shall be borne by Buyer and Seller, in inverse proportion as they may prevail on the matters resolved by the Accountants, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accountants at the time the determination of such firm is rendered on the merits of the matters submitted.

(d) Within five Business Days after the date on which the Closing Date Prorated Prepaid Expense Statement (and the Actual Prorated Prepaid Expenses contained therein) becomes final and binding on Seller and Buyer in accordance with Section 2.3.2(c), (i) in the event that the Final Closing Date Prorated Prepaid Expenses is less than the Estimated Prorated Prepaid Expenses, the Purchase Price shall be adjusted downward by the amount by which the Estimated Prorated Prepaid Expenses exceeds the Final Closing Date Prorated Prepaid Expenses, and Seller shall pay the amount of such excess to Buyer and (ii) in the event that the Final Closing Date Prorated Prepaid Expenses is greater than the Estimated Prorated Prepaid Expenses, the Purchase Price shall be adjusted upward by the amount by which the Final Closing Date Prorated Prepaid Expenses exceeds the Estimated Prorated Prepaid Expenses, and Buyer shall pay the amount of such excess to Seller. All payments made pursuant to this Section 2.3.2(d) shall be made by wire transfer of immediately available funds to an account designated by the recipient in writing. Any payments made pursuant to this Section 2.3.2 shall be treated as an adjustment to the Purchase Price, including for Tax purposes, except as otherwise required by any Law.

2.4 Closing.

2.4.1 Closing. Pursuant to the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place at the Washington, DC offices of Covington & Burling LLP at 10:00 a.m., eastern time, on a Business Day on a date not later than two Business Days following satisfaction of all conditions (other than those that by their terms are to be satisfied or taken at the Closing) set forth in Article 6 (or, to the extent permitted by applicable Law, waived by the Party entitled to the benefits thereof), or such other time and place (including remotely by electronic exchange of executed signature pages) as Buyer and Seller may agree to in writing. The Closing shall be deemed to have occurred at 11:59:59 p.m., Eastern Time, on the Closing Date.

2.4.2 Closing Deliveries.

(a) At the Closing, Seller shall deliver the following to Buyer:

(i) each of the Ancillary Agreements (other than the Pharmacovigilance Agreement) to which Seller or any of its Affiliates is a party, executed by a duly authorized representative of Seller or its applicable Affiliate;

(ii) a certificate, executed by an officer of Seller and dated the Closing Date, confirming on behalf of Seller that the conditions set forth in Sections 6.2.1 and 6.2.2 have been satisfied;

(iii) [***]; and

(iv) except to the extent retained by Seller and delivered to Buyer in accordance with another provision of this Agreement or the Transition Services Agreement, the Purchased Assets; provided, that (A) with respect to tangible Purchased Assets, including the Purchased Inventory, delivery shall, unless the Parties otherwise mutually agree, be in accordance with Schedule 2.4.2(a)(iv), (B) with respect to the Purchased Regulatory Documentation and Purchased Product Records, Seller may, in its sole discretion, deliver electronic versions or physical copies, and (C) Seller may retain copies of the Purchased Regulatory Documentation and the Purchased Product Records (and, for the avoidance of doubt, prior to delivering or making available any files, documents, instruments, papers, books and records containing Purchased Product Records or constituting Purchased Regulatory Documentation, to Buyer, Seller shall be entitled to redact from such files, documents, instruments, papers, books and records any information to the extent that it does not relate to the Product Business) so long as, in the event Seller only provides electronic copies of any document for which Seller has a hard copy original version, Seller commits to provide Buyer, as promptly as reasonably practicable after Buyer’s request therefor, access to such original documents in the event that such original version is needed to comply with any legal or regulatory requirement. If timely requested by Buyer, Seller will use commercially reasonable efforts to provide such requested original versions in such time frames as may be required by the regulatory agency or the appropriate legal forum. Any such copies of the Purchased Regulatory Documentation and the Purchased Product Records retained by Seller shall be considered Confidential Information of Buyer and subject to Section 5.4.

(b) At the Closing, Buyer shall deliver the following to Seller:

(i) the Closing Date Payment, in accordance with Section 2.3.1, reduced by any applicable withholding Taxes;

(ii) each of the Ancillary Agreements (other than the Pharmacovigilance Agreement) to which Buyer or any of its Affiliates is a party, executed by a duly authorized representative of Buyer or its applicable Affiliate; and

(iii) a certificate, executed by an officer of Buyer and dated the Closing Date, confirming on behalf of Buyer that the conditions set forth in Sections 6.3.1 and 6.3.2 have been satisfied.

2.5 Additional Consideration.

2.5.1 Milestone Payment.

(a) Subject to this Section 2.5, Buyer shall pay to Seller the following milestone payment (the “Milestone Payment”) upon the achievement of the corresponding Milestone Event:

Milestone Event	Milestone Payment
Issuance of a FYCOMPA Patent Term Extension Certificate extending the term of U.S. Patent No. [***] to June 8, 2026	$25,000,000

2.5.2 Buyer shall provide Seller with written notice within five Business Days of the achievement of the Milestone Event, including in such notice a copy of the Patent Term Extension Certificate extending the term of U.S. Patent No. [***] to June 8, 2026. Following receipt of such written notice, Seller shall issue an invoice to Buyer for the Milestone Payment and Buyer shall pay the Milestone Payment to Seller within 30 days of receipt of such invoice.

2.5.3 Royalty Payments.

(a) Subject to this Section 2.5, commencing on Loss of Exclusivity, for each Calendar Year during the Royalty Term, Buyer shall pay to Seller an amount based on a percentage of aggregate Net Sales of the Products in the Territory during such Calendar Year, which amount shall be calculated by multiplying the applicable percentage rate set forth below by the amount of incremental annual Net Sales of Products (the “Royalty Payments”):

Net Sales	Rate prior to the date of Generic Entry	Rate on or after the date of Generic Entry
If aggregate Net Sales are greater than [***] and less than [***].	[***]	[***]

If aggregate Net Sales are greater than [***] and less than [***].	[***]	[***]

If aggregate Net Sales are greater than [***].	[***]	[***]

Notwithstanding the foregoing, the Net Sales dollar amounts in the preceding table will be prorated for the Calendar Year in which Loss of Exclusivity occurs by multiplying each such amount by a fraction, the numerator of which is the number of days in such Calendar Year after Loss of Exclusivity occurs and the denominator of which is 365. For the avoidance of doubt, no amounts shall be due in respect of Net Sales following the Royalty Term.

(b) Buyer shall pay to Seller the Royalty Payments due with respect to a given Calendar Year within 15 days after the receipt of an invoice from Seller for such Royalty Payments, such invoice to be issued by Seller to Buyer following receipt of the Net Sales Report for such Calendar Year.

2.5.4 Net Sales Reporting.

(a) Buyer shall (i) 30 days following the beginning of each Calendar Year, commencing with the Calendar Year in which Loss of Exclusivity occurs, provide to Seller Buyer’s good faith estimate of Net Sales of the Products for such Calendar Year, (ii) within five Business Days after the end of each Calendar Year, commencing with the Calendar Year in which Loss of Exclusivity occurs, provide to Seller Buyer’s good faith estimate of Net Sales of the Products for such prior Calendar Year taking into account all deductions permitted by the definition of “Net Sales”, and (iii) within 45 days after the end of each Calendar Year, commencing with the Calendar Year in which Loss of Exclusivity occurs, deliver to Seller a report (each, a “Net Sales Report”) in a form reasonably acceptable to Seller setting out, on an aggregate basis and for each Product, (1) Net Sales during such prior Calendar Year, (2) taking into account all deductions permitted by the definition of “Net Sales”, an itemized calculation of Net Sales, (3) a calculation of the amount of Royalty Payments, if any, due and payable on such Net Sales for such prior Calendar Year, and (4) a reconciliation of the amounts set forth in the Net Sales Report previously delivered for the prior Calendar Year to the amounts set forth in such Net Sales Report.

(b) In the event that, in connection with the reconciliation described in clause (4) of Section 2.5.4(a), Buyer determines that it made any Royalty Payment to Seller in respect of any prior Calendar Year in excess of the correct amount of the Royalty Payment applicable thereto, Buyer shall promptly advise Seller of its determination and, unless Seller objects to such determination in accordance with Section 2.5.4(e), shall be entitled to deduct the amount of such overpayment from the Royalty Payments due to Seller for the following Calendar Year (and, if applicable, successive Calendar Year until the amount of the overpayment has been reduced to zero.

(c) In the event that, in connection with the reconciliation described in clause (4) of Section 2.5.4(a), Buyer determines that an additional Royalty Payment for any prior Calendar Year is due to Seller, Buyer shall promptly advise Seller of its determination and, subject to Section 2.5.4(e), pay over such amounts to Seller within 30 days after the end of the Calendar Year in which such underpayment was discovered, plus interest on such amount in accordance with Section 2.5.6.

(d) Buyer shall, shall cause its Affiliates that are Contingent Payment Obligors, and shall use commercially reasonable efforts to cause the other Contingent Payment Obligors that are engaged in the sale of any Product to, keep reasonable, correct and complete books and records pertaining to the sales of the Products (including with respect to Net Sales thereof) to the extent required to calculate and verify all Royalty Payments payable hereunder (“Net Sales Information”) and shall maintain the Net Sales Information until five years after the last day of the Calendar Year to which such Net Sales Information pertains. Upon Seller’s request and subject to reasonable advance notice, Buyer shall, shall cause its Affiliates that are Contingent Payment Obligors, and shall use commercially reasonable efforts to cause each of the other Contingent Payment Obligors engaged in the sale of any Product to, permit an independent accounting firm of nationally recognized standing designated by Seller (the “Auditor”) to inspect its books and records relating to the Net Sales Reports during normal business hours in order to confirm the accuracy and completeness of the Net Sales Information and Net Sales Reports and the amount of the Royalty Payments made hereunder. Such audits may not (i) be conducted more than once during or in respect of any Calendar Year; provided, that if any previous audit revealed an underpayment with respect to such period, Seller may conduct a second audit during such Calendar Year, or (ii) be conducted for any Calendar Year more than three years after the end of the Calendar Year to which such books and records pertain. The cost of any audit shall be borne by Seller, unless the audit reveals a variance of more than five percent from the Royalty Payments disclosed in any Net Sales Report, in which case Buyer shall bear the cost of the audit. Unless disputed pursuant to Section 2.5.4(e), if such audit concludes that (i) additional amounts were owed by Buyer to Seller, Buyer shall pay the additional amounts, with interest from the date originally due as provided in Section 2.5.6 or (ii) excess payments were made by Buyer to Seller, Seller shall reimburse such excess payments, in either case ((i) or (ii)), within 45 days after the date on which such audit is completed.

(e) In the event of a dispute with respect to any audit under Section 2.5.4(d), the Parties shall work in good faith to resolve the disagreement. If the Parties are unable to resolve any such dispute within 30 days, the disputing Party shall send written notice (the “Audit Objection Notice”) to the other Party, setting forth in specific detail the basis for its objection and its proposal for any adjustments to the amount of Royalty Payments subject to such audit, and the dispute shall be submitted for resolution to the Accountants. The Accountants shall be engaged at that time to review the Net Sales Information and Net Sales Reports and the amount of the Royalty Payments made thereunder, and shall make a determination as to the resolution of any adjustments. The Accountants shall be instructed, pursuant to an engagement letter, to resolve only those matters set forth in the Audit Objection Notice and not to otherwise investigate any matter independently and to act as an expert and not arbitrator. Buyer and Seller each agree to furnish to the Accountants such individuals and such information, books and records as may be reasonably required by the Accountants to make its final determination. Except as Seller and Buyer may otherwise agree, all communications between Seller and Buyer or any of their respective Representatives, on the one hand, and the Accountants, on the other hand, shall be in writing with copies simultaneously delivered to the non-communicating Party. The decision of the Accountants shall be final, conclusive and binding upon Seller and Buyer (absent manifest error). Subject to the exercise by a Party of applicable rights of appeal under applicable Law, the Parties agree that judgment may be entered on such determination in any court having jurisdiction. The costs of such Accountants as well as the initial audit shall be borne by Seller, unless the Accountants find or confirm a variance of more than five percent from the Royalty Payments that are the subject of such audit, in which case Buyer shall bear the cost of the audit. Not later than 30 days after such decision and in accordance with such decision, Buyer shall pay the additional amounts due to Seller, with interest from the date originally due as provided in Section 2.5.6 or Seller shall reimburse the excess payments to Buyer, as applicable.

(f) All information disclosed pursuant to Section 2.5.4(d) and Section 2.5.4(e) shall be subject to the confidentiality and non-use provisions set forth in Section 5.4 and the Parties shall cause the Auditors and Accountants, if any, to enter into a reasonably acceptable confidentiality agreement obligating such Person to retain all financial information in confidence pursuant to such confidentiality agreement.

2.5.5 Mode of Payment. The Milestone Payment and all Royalty Payments shall be made in U.S. dollars by wire transfer of immediately available funds in the requisite amount to the account(s) designated by Seller by notice to Buyer.

2.5.6 Interest on Late Payments. If Buyer shall fail to make a Milestone Payment or Royalty Payment when due, any such late payment shall bear interest at a per annum rate equal to the lesser of (a) the U.S. Prime Rate, as reported in The Wall Street Journal (eastern edition) for the first date on which such payment was delinquent, plus [***]% and (b) the maximum amount permitted by applicable Law, beginning on the first date on which payment was delinquent and ending on the date on which such payment is made, calculated based on the actual number of days such payment is overdue.

2.5.7 Commercially Reasonable Efforts. Commencing with the Calendar Year in which Loss of Exclusivity occurs and continuing until the expiry of the Royalty Term, Buyer shall, shall cause its Affiliates that are Contingent Payment Obligors to, and shall use commercially reasonable efforts to cause the other Contingent Payment Obligors to, use its and their, as applicable, Commercially Reasonable Efforts to Exploit the Products.

2.5.8 Transfer of Products. If Buyer transfers, sells, licenses, conveys or otherwise disposes a Product or any material rights or assets of Buyer or its Affiliates with respect to any Product, including its rights under U.S. Patent [***], to any Third Party, Buyer shall remain primarily responsible for all of its obligations under Section 2.5 for the duration of the Royalty Term.

2.5.9 Additional Consideration not Securities. The Parties acknowledge and agree that (a) the Milestone Payment and Royalty Payments are an integral part of the consideration payable to Seller in connection with the Transactions, (b) the right to receive any such payment shall not be represented by any form of certificate or other instrument and does not in any way constitute an equity ownership interest in the Party responsible for such payment, and (c) Seller has no rights as a security holder of Buyer as a result of Seller’s right to receive the Milestone Payment and Royalty Payments.

2.5.10 Insolvency. Notwithstanding anything to the contrary in this Agreement, upon the occurrence of an Insolvency Event with respect to Buyer or an Affiliate of Buyer that controls Buyer, 100% of a due but unpaid Milestone Payment or any then-unpaid Royalty Payments related to any Net Sales that have occurred at or prior to such Insolvency Event shall be accelerated and become immediately due and payable. Nothing in this Agreement shall be construed, explicitly or implicitly, as consent or agreement by or on behalf of Seller to any proposed action by Buyer in a bankruptcy or insolvency proceeding, including any proposed assumption, assumption and assignment or other disposition of this Agreement.

2.5.11 PTE Certificate. [***].

2.6 Withholding. Buyer shall be entitled to deduct and withhold all Taxes that Buyer is required by applicable Law to deduct and withhold. Buyer shall timely pay such deducted and withheld amounts to the appropriate Governmental Authority. To the extent that such amounts are withheld and paid to the appropriate Governmental Authority, all such withheld amounts shall be treated as delivered to Seller hereunder. Buyer will promptly pay such withholding to the proper Governmental Authority and will furnish Seller with copies of any tax certificates or other documentation evidencing such withholding after remittance. Notwithstanding the foregoing, if Seller is entitled under any applicable Law to a reduction of rate of, or elimination of, applicable withholding amounts, it may deliver to Buyer or the appropriate Governmental Authority (with the reasonable cooperation of Buyer) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve Buyer of its obligation to withhold such amount and Buyer shall apply the reduced rate of withholding or dispense with withholding, as the case may be.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer as follows, with each such representation and warranty subject to such exceptions, if any, as are set forth in the disclosure schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement and dated as of the date of this Agreement (the “Disclosure Schedules”). Disclosures in any section or paragraph or cross-referenced in the particular section of the Disclosure Schedules address the corresponding section or paragraph of this Agreement and other sections or paragraphs of this Agreement to the extent that it is reasonably apparent from its face that such disclosure is applicable to such other sections or paragraphs.

3.1.1 Corporate Status. Seller is a corporation duly organized, validly existing and in good standing under the Laws of Japan and has all requisite corporate power and authority to carry on the Product Business as now being conducted.

3.1.2 Authority.

(a) Seller has the requisite corporate power and authority to enter into and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to which Seller is or will be a party and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate actions of Seller. This Agreement and each Ancillary Agreement to which Seller is or will be a party (assuming the due authorization, execution and delivery thereof by each other party thereto) constitutes or, upon the execution and delivery thereof by Seller, will constitute the valid and legally binding obligation of Seller, enforceable against Seller in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors rights generally, and subject to equitable principles of general applicability, whether considered in a proceeding at law or in equity (collectively, the “Enforceability Exceptions”).

(b) Each Affiliate of Seller that is entering into an Ancillary Agreement has the requisite entity power and authority to perform its obligations under each Ancillary Agreement to which it will be a party and to consummate the Transactions. The execution and delivery of the Ancillary Agreements to which any Affiliate of Seller will be a party and the consummation of the Transactions have been or will be prior to the Closing duly authorized by all necessary organizational actions of such Affiliate. Each Ancillary Agreement (assuming the due authorization, execution and delivery thereof by each other party thereto) will, upon the execution and delivery thereof by the Affiliate of Seller that will be a party thereto, constitute the valid and legally binding obligation of such Affiliate of Seller, enforceable against such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

3.1.3 Non-Contravention. The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which it is a party and the execution, delivery and performance by each Affiliate of Seller of each Ancillary Agreement to which such Affiliate will be a party do not (a) violate the certificate of incorporation or bylaws or comparable organizational documents of Seller or such Affiliate, as applicable, (b) subject to compliance with any applicable Antitrust Law, violate any Law applicable to Seller or such Affiliate, as applicable, the Product Business or the Purchased Assets, or (c) subject to obtaining the consents, approvals and authorizations, making the filings and giving the notices referred to in Section 3.1.3 of the Disclosure Schedules or in Section 3.1.5(c), (i) violate, breach or constitute a default under, or result in the termination of, or give rise to a right of termination, cancellation or acceleration of any right or obligation under, any Transferred Contract, (ii) violate any order or judgment of a Governmental Authority in the Territory to which Seller or such Affiliate is subject to the extent relating to the Product Business or (iii) result in the imposition or creation of any Encumbrance other than a Permitted Encumbrance on any Purchased Asset, except, in the case of (b) and (c), for such violations, breaches, defaults, accelerations, cancellations, terminations or Encumbrances that would not reasonably be expected to have a Material Adverse Effect.

3.1.4 No Broker. There is no broker, finder, investment banker or financial advisor acting or who has acted on behalf of or based upon arrangements made by Seller or any of its Affiliates, who is entitled to receive any brokerage or finder’s or other fee or commission from Buyer or any of its Affiliates in connection with the Transactions.

3.1.5 No Litigation; Consents.

(a) Neither Seller nor any of its Affiliates is engaged in any Litigation nor, to Seller’s Knowledge, is there any Litigation threatened in writing against Seller or any of its Affiliates in the Territory with respect to a Product, the Product Business, the Purchased Assets or Assumed Liabilities.

(b) There is no order or judgment of a Governmental Authority in the Territory to which Seller or any of its Affiliates is subject with respect to a Product, the Product Business, the Purchased Assets or the Assumed Liabilities.

(c) Except for (i) if required, compliance with and filings or notifications required under any applicable Antitrust Law and the expiration or termination of the waiting periods thereunder, (ii) Authorizations that if not received, or declarations, filings or registrations that if not made, would not reasonably be expected to have a Material Adverse Effect, (iii) Authorizations, declarations, filings or registrations that have become applicable solely as a result of the specific regulatory status of Buyer or its Affiliates and (iv) items disclosed in Section 3.1.5(c) of the Disclosure Schedules, no notice to, filing with or Authorization of any Governmental Authority in the Territory is required for Seller to consummate the Transactions.

3.1.6 Title to and Sufficiency of the Purchased Assets.

(a) Seller and its Affiliates collectively own and have good and valid title to, or valid contract rights in, as applicable, the Purchased Assets (other than the Purchased Intellectual Property), free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The Purchased Assets, together with (i) the Product supplied, Intellectual Property Rights licensed, services provided and rights granted to Buyer and its Affiliates under this Agreement and the Ancillary Agreements, (ii) the real property and general corporate and support services and functions provided by Seller and its Affiliates to the Product Business prior to the Closing, (iii) the assets, rights and properties described in clauses (a) through (o) of the definition of “Excluded Assets” and (iv) the types of assets listed on Section 3.1.6(b) of the Disclosure Schedules, constitute all of the material rights, property and assets necessary to conduct the Product Business as conducted by Seller and its Affiliates.

3.1.7 Contracts. Each of the Transferred Contracts is in effect and constitutes a legal, valid and binding agreement of Seller or an Affiliate of Seller, enforceable against Seller or its applicable Affiliate and, to Seller’s Knowledge, each other party thereto, in accordance with its terms, subject to the Enforceability Exceptions. Neither Seller, its applicable Affiliates nor, to Seller’s Knowledge, any other party thereto is in material breach or material default in the performance, observance or fulfillment of any obligation or covenant contained in any Transferred Contract. Neither Seller nor its applicable Affiliates has received any written notice from a Third Party (a) stating that such Third Party intends to terminate, or modify or amend in any material respect, any Transferred Contract or (b) alleging that Seller or its applicable Affiliate is in breach or default in the performance, observance or fulfillment of any material obligation or covenant contained in any Transferred Contract, in each case ((a) and (b)), other than any such notices that have been withdrawn or relate to a breach or default that has been cured. Neither Seller nor its applicable Affiliate has given any written notice to any Third Party stating that Seller or such Affiliate intends to terminate, or modify or amend in any material respect, any Transferred Contract. A true and complete (except with respect to any redaction of terms that are unrelated to the Product) copy of each Transferred Contract, including all schedules, exhibits, appendices, amendments, modifications and waivers relating thereto, has been made available to Buyer.

3.1.8 Compliance with Law. Seller and its Affiliates, and to Seller’s Knowledge, the Third Parties that have been engaged by Seller and its Affiliates in the conduct of the Product Business, are, and in the last three years have been, in compliance with all applicable Laws in the Territory with respect to the conduct of the Product Business and the ownership of and use of the Purchased Assets, including (i) any applicable Laws in the Territory governing the development, approval, Manufacture, sale, marketing, promotion or distribution of drugs and the purchase or prescription of or reimbursement for drugs by any Governmental Authority, private health plan or entity, or individual, and (ii) the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.), the U.S. Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the U.S. False Claims Act (31 U.S.C. §§ 3729, et seq.), and the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et. seq.), except for noncompliance that would not reasonably be expected to materially and adversely impact the Product Business. In the three years prior to the date hereof, neither Seller nor any of its Affiliates has received any written notice alleging that Seller or any of its Affiliates were in material violation of any Law in the Territory applicable to the conduct of the Product Business or the ownership and use of the Purchased Assets or the Non-Exclusive IPR.

3.1.9 Regulatory Matters.

(a) Seller, or an Affiliate of Seller, is the sole and exclusive owner of each Purchased Regulatory Approval. The Purchased Regulatory Approvals (i) have been validly granted or acknowledged by the relevant Governmental Authority; and (ii) are in full force and effect. During the three years prior to the date hereof, neither Seller nor any of its Affiliates has received any written communication from any Governmental Authority in the Territory threatening to revoke, withdraw, modify, suspend, cancel or terminate any Purchased Regulatory Approval. No Litigation is pending or, to Seller’s Knowledge, threatened regarding the suspension or revocation of any Purchased Regulatory Approval. Neither Seller nor any of its Affiliates is in material violation of the terms of any Purchased Regulatory Approval. Neither Seller nor any of its Affiliates has granted any right of reference to any Purchased Regulatory Approval to any Third Party for use in the Territory other than in the ordinary course of business.

(b) During the three years prior to the date hereof, with respect to the Products in the Territory, neither Seller nor any of its Affiliates nor, to Seller’s Knowledge, any Third Party contract manufacturer engaged by Seller or any of its Affiliates to Manufacture a Product has received any Form 483s, warning letters or other similar written correspondence from any applicable Regulatory Authority with respect to a Product in which such Regulatory Authority asserted that the operations of Seller or its Affiliates or such Third Party contract manufacturer were not in material compliance with applicable Law.

(c) During the three years prior to the date hereof, (i) there has not been any product recall, dear doctor letter, post-sale warning, safety notice, investigator notice or other notice of action relating to the safety or efficacy of any Product or its compliance with relevant regulations, or market withdrawal or replacement conducted by or on behalf of Seller or any of its Affiliates in the Territory concerning a Product and to Seller’s Knowledge, no events exist that might reasonably require Seller or its relevant Affiliate to conduct the same, and (ii) neither Seller nor any of its Affiliates has received any written notice that any Governmental Authority in the Territory has commenced, or threatened to initiate, any action to request a recall of a Product in the Territory. Seller has made available to Buyer copies of all written notices of alleged defect or Adverse Events regarding the Product in the Territory received by Seller or its Affiliates from any Governmental Authority in the Territory in the three years prior to the date hereof.

(d) During the three years prior to the date hereof, all units of Product distributed and sold in the Territory have been Manufactured in compliance in all material respects with applicable Law, including cGMP, and the applicable Regulatory Approvals and Product specifications. Neither Seller nor any of its Affiliates has received written notice of any Product Liability Claim with respect to the Product in the Territory in the past three years prior to the date hereof.

(e) All material reports, registrations, filings or submissions with respect to a Product that were required to be filed in the last three years with the FDA or any other similar Regulatory Authority in the Territory have been filed. All such reports and filings were in compliance in all material respects with applicable Laws when filed or as amended or supplemented, and no material deficiencies have been asserted in writing to Seller or any of its Affiliates by any such Regulatory Authority with respect to such reports and filings that have not been cured. Seller and its Affiliates are and for the last three years have been in compliance in all material respects with, or possess and have possessed for the last three years, all licenses, permits and approvals necessary for the conduct of the Product Business.

(f) None of Seller, its Affiliates or any of their respective employees or, to Seller’s Knowledge, any consultant of Seller who has undertaken activities for or on behalf of the Product Business in the three years prior to the date hereof, has been debarred or deemed subject to debarment pursuant to Section 306 of the Act, nor, to Seller’s Knowledge, are any such Persons the subject of a conviction described in such section.

(g) Except as set forth in Section 3.1.9(g) of the Disclosure Schedules, during the three years prior to the date hereof, no clinical trials, including, to Seller’s Knowledge, investigator initiated studies, for which Seller or any of its Affiliates have supplied Product, of the Product have been conducted or expressly permitted to be conducted by or on behalf of Seller or any Affiliate of Seller in the Territory.

3.1.10 Taxes.

(a) All required Tax Returns relating to Taxes concerning or attributable to Seller’s operation of the Product Business or the Purchased Assets have been prepared and timely filed. Such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable Law. Seller has paid all Taxes it has been required to pay and that are due and payable with respect to the Product Business or Purchased Assets. Seller has timely withheld with respect to its employees and other Third Parties, in each case, to the extent engaged in the Product Business (and has timely paid over, or will timely pay over, any withheld amounts to the appropriate Taxing Authority) any income, wage and other Taxes it has been required to withhold under applicable Law.

(b) There are no Encumbrances for Taxes on the Purchased Assets other than Permitted Encumbrances.

(c) Seller does not know of any basis for the assertion of any claim for any Liabilities for unpaid Taxes for which Buyer would become liable as a result of the transactions contemplated by this Agreement or any Ancillary Agreement, or that would result in any Encumbrance (other than a Permitted Encumbrance) on any of the Purchased Assets. To the extent applicable to the Purchased Assets or Buyer’s ownership of the Purchased Assets, (i) no audit or other examination of any Tax Return of Seller is presently in progress, nor has Seller been notified of any request for such an audit or other examination; (ii) no adjustment relating to any Tax Return filed by Seller has been proposed in writing by any Taxing Authority to Seller or any representative thereof; and (iii) no claim has ever been made by a Taxing Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

3.1.11 Intellectual Property.

(a) Seller or an Affiliate of Seller owns, and has the right to transfer to Buyer, the Purchased Intellectual Property, free and clear of all Encumbrances, except for any Permitted Encumbrances, subject to the terms of the Contracts set forth in Section 3.1.11(d) of the Disclosure Schedules. Seller or an Affiliate of Seller owns or Controls the Non-Exclusive IPR and has the right to grant to Buyer the license set out at Section 2.1.2(a).

(b) Section 3.1.11(b) of the Disclosure Schedules sets forth a true and complete list of all Purchased Intellectual Property owned by Seller or its Affiliates that has issued, been registered or granted or that is the subject of an application for registration, issuance or grant in the Territory and that has not expired or lapsed or been abandoned or withdrawn (“Registered IP”). All maintenance fees, annuity fees or renewal fees for such Registered IP in the Territory that are due and payable prior to the Closing have been paid. Section 3.1.11(b) of the Disclosure Schedules sets forth each filing, payment and action that must be taken on or before the date that is 120 days after Closing in order to maintain the Registered IP in the Territory.

(c) All Registered IP is subsisting and, to Seller’s Knowledge, all Registered IP that has been registered, granted or issued, is valid and enforceable. None of the Purchased Patents are subject to any Litigation, challenge, reissue, reexamination, opposition or interference and, to Seller’s Knowledge, no Litigation, challenge, reissue, reexamination, opposition or interference has been threatened against Seller or its Affiliates in writing with respect to the Purchased Patents. None of the Purchased Copyrights, Purchased Domain Names or Purchased Trademarks are subject to any currently pending Litigation, cancellation, concurrent use or opposition and, to Seller’s Knowledge, no Litigation, cancellation, concurrent use or opposition has been threatened against Seller or its Affiliates in writing with respect to the Purchased Copyrights, Purchased Domain Names or Purchased Trademarks.

(d) Except with respect to any licenses to any off-the-shelf software or any other intellectual property that is licensed or otherwise made available pursuant to a click-wrap, shrink-wrap or similar agreement or on a subscription basis, and other non-exclusive licenses or rights granted to or by Third Parties in the ordinary course of business, Section 3.1.11(d) of the Disclosure Schedules sets forth a true and complete list of all written licenses, sublicenses and similar Contracts (i) pursuant to which Seller or any of its Affiliates obtained the right to use or practice under any Intellectual Property Right of a Third Party that is used exclusively in the conduct of the Product Business as conducted as of the date hereof, or (ii) pursuant to which Seller or any of its Affiliates has granted a Third Party the right to use or practice under (A) any of the Purchased Intellectual Property or (B) any Intellectual Property Right of a Third Party that is used exclusively in the conduct of the Product Business as conducted as of the date hereof.

(e) No Litigation is pending or, to Seller’s Knowledge, threatened in writing against Seller or any of its Affiliates as of the date hereof (i) alleging that the conduct of the Product Business as conducted as of the date hereof infringes or misappropriates the Intellectual Property Rights of any Third Party in the Territory or (ii) challenging, or seeking to deny or restrict, the use of any of the Purchased Intellectual Property or any of Seller’s or its Affiliates’ rights therein. To Seller’s Knowledge, neither the Exploitation nor the Manufacturing of the Products in or for the Territory or the conduct of the Product Business as conducted as of the date hereof infringes or misappropriates the Intellectual Property Rights of any Third Party in the Territory.

(f) To Seller’s Knowledge, no Third Party is engaging in any activity in the Territory that infringes, misappropriates or makes unauthorized use of (A) any of the Purchased Intellectual Property or (B), to the extent such infringement, misappropriation or unauthorized use could have a materially adverse effect on the Product Business, any of the Non-Exclusive IPR.

(g) Except as set forth in Section 3.1.11(g) of the Disclosure Schedules, as of the date hereof, Seller has not received a Paragraph IV Notice from any applicant for a Generic Product.

(h) Seller and its applicable Affiliates have taken reasonable measures to maintain in confidence: (i) all trade secrets and other material confidential information included in the Purchased Know-How and (ii) all material trade secrets and, to Seller’s Knowledge, other material confidential information included in the Non-Exclusive IPR. To Seller’s Knowledge, none of such (i) trade secrets or other material confidential information included in the Purchased Know-How or (ii) material trade secrets or other material confidential information included in the Non-Exclusive IPR have been disclosed to any Person by Seller or its Affiliates except pursuant to commercially reasonable non-disclosure or license agreements. No current or former employee, consultant or independent contractor of Seller or any of its Affiliates has any claim of ownership in or to any Purchased Intellectual Property owned by Seller or its Affiliates. Each Person who has any rights in or to any of the Purchased Patents has executed an agreement with Seller assigning all of such rights, and the inventions described or claimed therein, to the owner of such Purchased Patent.

(i) (A) Except as set forth in Section 3.1.11(i)(A) of the Disclosure Schedules, Seller has not received written notice from any Person, including without limitation the U.S. Patent and Trademark Office, challenging in writing the validity or enforceability of any Purchased Patents. To Seller’s Knowledge, there is no ex parte or inter partes proceeding involving a third party pending at the United States Patent and Trademark Office with regard to any Purchased Patents and (B) except as set forth in Section 3.1.11(i)(B) of the Disclosure Schedules, the Purchased Patents are not subject to any outstanding order of, judgment of, decree of, determination of, or agreement with, any Governmental Authority adversely affecting the use thereof by Seller or its rights thereto.

(j) To Seller’s Knowledge, no funding, facilities or resources of any Governmental Authority or any university, college, other educational institution or research center were used in the creation or development of the Purchased Patents and no Governmental Authority or any university, college, other educational institution or research center has any claim or right in or to any Purchased Patents or any clinical or nonclinical data related to any Product or the Purchased Patents. To Seller’s Knowledge, no current or former employee, consultant or independent contractor, who was involved in, or who contributed to, the creation or development of any Purchased Patents, has performed services for a Governmental Authority, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of the Purchased Patents.

3.1.12 Product Financial Information. Section 3.1.12 of the Disclosure Schedules sets forth the annual gross sales and net sales (and certain components thereof) for the Products in the Territory for Seller’s fiscal years ended March 31, 2021 and 2022 (the “Financial Information”). The Financial Information has been prepared in accordance with GAAP from the books and records of Seller or its applicable Affiliate and fairly presents in all material respects the annual gross sales and net sales (and certain components thereof) for the Products for the periods indicated.

3.1.13 Purchased Inventory.

(a) The Purchased Inventory is owned by Seller or its Affiliates free and clear of all Encumbrances (other than Permitted Encumbrances). All of the Purchased Inventory was Manufactured packaged, handled, stored and transported in accordance with and complies in all material respects with cGMP and all applicable Laws and complies with the applicable Purchased Regulatory Approvals and Product specifications, and is usable and saleable, in the ordinary course of the Product Business.

3.1.14 Conduct of the Business.

(a) In the twelve months prior to the Closing Date, there has been no change in stock levels outside the ordinary course of the Product Business caused by unreasonable changes in the business practices of Seller or its Affiliate(s) in relation to sales, discounting and delivery of Product(s) to customers not consistent with previous practices.

(b) During the twelve months prior to the date of this Agreement, no customer of Seller or its Affiliates with respect to the Product Business has: (i) stopped, or indicated an intention to stop, purchasing the Product(s) in the Territory, or (ii) reduced, or indicated an intention to reduce, substantially, its purchasing of the Product(s) in the Territory.

3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.2.1 Corporate Status. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Affiliate of Buyer that is entering into an Ancillary Agreement is a legal entity duly organized, validly existing and in good standing under the Laws of its organization.

3.2.2 Authority.

(a) Buyer has the requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer is or will be a party and the consummation by Buyer of the Transactions have been duly authorized by the necessary corporate actions of Buyer. This Agreement and each Ancillary Agreement to which Buyer is or will be a party (assuming the due authorization, execution and delivery hereof by each other party thereto) constitute or, upon the execution and delivery thereof by Buyer, will constitute the valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the Enforceability Exceptions.

(b) Each Affiliate of Buyer that is entering into an Ancillary Agreement has the requisite entity power and authority to perform its obligations under each Ancillary Agreement to which it will be a party and to consummate the Transactions. The execution and delivery of the Ancillary Agreements to which any Affiliate of Buyer will be a party and the consummation of the Transactions have been or will be prior to the Closing duly authorized by all necessary organizational actions of such Affiliate. Each Ancillary Agreement (assuming the due authorization, execution and delivery thereof by each other party thereto) will, upon the execution and delivery thereof by the Affiliate of Buyer that will be a party thereto, constitute the valid and legally binding obligation of such Affiliate of Buyer, enforceable against such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

3.2.3 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and of each Ancillary Agreement to which it is a party and the execution, delivery and performance by each Affiliate of Buyer of each Ancillary Agreement to which such Affiliate will be a party do not (a) violate the organizational documents of Buyer or such Affiliate of Buyer, (b) subject to compliance with any applicable Antitrust Law, violate any Law or other restriction of any Governmental Authority applicable to Buyer or such Affiliate of Buyer or (c) subject to obtaining the Authorizations, making the filings and giving the notices referred to in Section 3.2.5(b), (i) violate, breach or constitute a default under or result in the termination of, or give rise to a right of termination, cancellation or acceleration of any right or obligation under, any Contract to which Buyer or such Affiliate of Buyer is a party or (ii) violate any order or judgment of a Governmental Authority to which Buyer or such Affiliate of Buyer is subject, except with respect to clauses (b) and (c), for violations, breaches, defaults, terminations, cancellations or accelerations that would not reasonably be expected to have a Buyer Material Adverse Effect.

3.2.4 No Broker. There is no broker, finder, financial advisor or other Person acting or who has acted on behalf of Buyer or its Affiliates, who is entitled to receive any brokerage or finder’s or financial advisory fee from Seller or any of its Affiliates in connection with the Transactions.

3.2.5 Litigation; Consents.

(a) Except as would not reasonably be expected to have a Buyer Material Adverse Effect, as of the date hereof, (i) there is no Litigation pending or, to Buyer’s knowledge, threatened against Buyer or any of its Affiliates by or before any Governmental Authority, or (ii) order or judgment of a Governmental Authority to which Buyer or any of its Affiliates is subject.

(b) Except for (i) if required, compliance with and filings or notifications required under any applicable Antitrust Law and the expiration or termination of the waiting periods thereunder, and (ii) Authorizations that if not received, or declarations, filings or registrations that if not made, would not reasonably be expected to have a Buyer Material Adverse Effect, no notice to, filing with or Authorization of, any Governmental Authority or other Person is required for Buyer to consummate the Transactions.

3.2.6 Solvency. After giving effect to the Transactions, including the payment of the Purchase Price and all other amounts required to be paid by Buyer and its Affiliates in connection with the consummation of the Transactions, Buyer will not (a) be insolvent (because (i) Buyer’s financial condition is such that the sum of its debt is greater than the fair value of its assets, (ii) the present fair saleable value of Buyer’s assets will be less than the amount required to pay Buyer’s probable liability on its debts as they become absolute and matured or (iii) Buyer is unable to pay all of its debt as and when they become due and payable), (b) have unreasonably small capital with which to engage in its business or (c) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

3.2.7 Financial Capacity. Buyer has, and on the Closing Date will have, immediately available cash that is sufficient to enable it to pay the full consideration payable hereunder and to make all other payments required to be made by Buyer in connection with the Transactions and to pay all fees and expenses of Buyer and its Affiliates incurred in connection with the Transactions.

3.2.8 Debarred Personnel. None of Buyer, any of Buyer’s Affiliates or any of their respective employees or, to Buyer’s knowledge, any consultant of Buyer, has been debarred or deemed subject to debarment pursuant to Section 306 of the Act in the three years prior to the date hereof, nor to Buyer’s knowledge, are any such Persons the subject of a conviction described in such section.

3.3 Exclusivity of Representations; Acknowledgements of Buyer .

3.3.1 BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 3.1 OR MADE BY SELLER OR ITS AFFILIATES IN THE ANCILLARY AGREEMENTS, (A) NEITHER SELLER NOR ANY OF SELLER’S AFFILIATES HAS MADE ANY REPRESENTATION OR WARRANTY WHATSOEVER HEREIN OR OTHERWISE RELATED TO THE TRANSACTIONS, INCLUDING WITH RESPECT TO ANY INFORMATION, DOCUMENTS, OR MATERIALS FURNISHED TO OR FOR BUYER BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENTS, OR MATERIALS MADE AVAILABLE TO BUYER IN ANY “DATA ROOM,” MANAGEMENT PRESENTATION, OR ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS AND (B) BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED IN CONNECTION WITH THE TRANSACTIONS.

3.3.2 SELLER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 3.2 OR MADE BY BUYER IN THE ANCILLARY AGREEMENTS, (A) BUYER HAS MADE NO REPRESENTATION OR WARRANTY WHATSOEVER HEREIN OR OTHERWISE RELATED TO THE TRANSACTIONS AND (B) SELLER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED IN CONNECTION WITH THE TRANSACTIONS.

3.3.3 BUYER ACKNOWLEDGES AND AGREES THAT THE REPRESENTATIONS AND WARRANTIES OF SELLER IN SECTION 3.1.11(E) SECTION 3.1.11(F) AND SECTION 3.1.11(G) CONSTITUTE THE SOLE REPRESENTATIONS AND WARRANTIES OF SELLER WITH RESPECT TO INFRINGEMENT AND MISAPPROPRIATION OF INTELLECTUAL PROPERTY.

ARTICLE 4

PRE-CLOSING COVENANTS

4.1 Access and Information.

4.1.1 During the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with Article 8 (the “Pre-Closing Period”), Seller shall afford Buyer and its Representatives continued reasonable access to the Representatives and, through an electronic data room, to the books and records, of Seller and its Affiliates, to the extent related to the Products, the Product Business, the Purchased Assets and the Assumed Liabilities, and during such period, shall provide to Buyer such information, books and records to the extent that they relate to the Products, the Product Business, the Purchased Assets and the Assumed Liabilities, as Buyer may reasonably request (provided, that Seller shall only be required to use its commercially reasonable efforts to provide Buyer any such information, books and records that are in the possession or control of a Third Party), in each case for the purpose of enabling Buyer to verify the accuracy of Seller’s representations and warranties contained in this Agreement and as may be agreed by Buyer and Seller as useful and allowable for post-Closing integration planning; provided, however, that such access shall not unreasonably disrupt Seller’s ordinary course operations. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to disclose any information or provide any such access if such disclosure or access would reasonably be expected, in Seller’s reasonable judgment, to (i) violate (A) applicable Law, including applicable Antitrust Laws, or (B) any binding agreement entered into by Seller prior to the date hereof, or prior to the Closing Date to the extent entered into in the ordinary course of business, including any confidentiality agreement to which Seller is a party (provided, that Seller shall use commercially reasonable efforts to obtain consent from any Third Party to any such binding agreement to enable Seller to disclose such information), (ii) jeopardize any attorney/client privilege or other established legal privilege, or (iii) disclose any trade secrets not included in the Purchased Assets; provided, that Seller shall provide Buyer with a general description of the type of any such information withheld by Seller to the extent that Seller is permitted to do so.

4.1.2 During the Pre-Closing Period, Buyer hereby agrees that, except as agreed upon by Seller, neither it nor any of its Affiliates or Representatives shall contact any licensor, competitor, supplier, distributor or customer of, or service provider to, Seller with respect to the Products, the Purchased Assets, the Product Business, this Agreement, the Ancillary Agreements or the Transactions.

4.1.3 Within ten (10) Business Days prior to the Closing Date, Seller shall deliver to Seller an up-to-date, complete, and accurate list of all rights of reference to any Purchased Regulatory Approval that have been granted by Seller or its Affiliates to any Third Party other than in the ordinary course of business.

4.2 Supplement to Disclosure Schedules. [***].

4.3 Ordinary Course of Business.

4.3.1 During the Pre-Closing Period, except (a) as set forth in Schedule 4.3.1 of the Disclosure Schedules or as otherwise required by this Agreement or any Ancillary Agreement, (b) as required by applicable Law, (c) COVID-19 Response Actions, (d) as required by the terms of any agreement binding upon Seller or its Affiliates that has been made available to Buyer, (e) for any actions taken by Seller that are reasonably necessary or useful to consummate the Transactions or (f) as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (x) Seller shall use commercially reasonable efforts to conduct the Product Business in substantially the same manner as heretofore conducted and in the ordinary course of business and shall use its commercially reasonable efforts to preserve substantially intact the Product Business, and substantially preserve the current relationships of the Product Business with customers, suppliers and other Persons with which the Product Business has material business relations and (y) neither Seller nor its Affiliates shall (it being understood and agreed that Seller and its Affiliates compliance with this clause (y) shall in no event result in a breach of the preceding clause (x)):

(i) transfer, sell, lease, license or create any Encumbrance (other than any Permitted Encumbrance) on any of the material Purchased Assets, or abandon, fail to maintain or allow to lapse any material Purchased Intellectual Property, in each case, other than in the ordinary course of business;

(ii) terminate any Transferred Contract, or make any material amendment to or waive any material right or remedy under any Transferred Contract, or, except as otherwise permitted under this Section 4.3.1, enter into any Contract with respect to the Product Business under which aggregate payments made or received by Seller or its Affiliates exceed $[***] or that in any way materially impairs or restricts the conduct of the Product Business;

(iii) discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to, any Litigation that (A) results in any material restriction on the Product Business or any Product or (B) results in a Liability to the extent that such Liability would constitute an Assumed Liability;

(iv) vary any inventory practices with respect to any Product in the Territory in any respect materially inconsistent with past practice other than in response to bona fide customer orders;

(v) adopt a plan of complete or partial liquidation or dissolution, recapitalization or other reorganization affecting the Purchased Assets, the Product Business, or any Product; or

(vi) agree, in writing or otherwise, to take any of the foregoing actions.

4.3.2 Nothing contained in this Agreement is intended to give Buyer or its Affiliates, directly or indirectly, the right to control, direct or influence the Product Business prior to the Closing, and nothing contained in this Agreement is intended to give Seller or its Affiliates, directly or indirectly, the right to control, direct or influence Buyer’s operations. Prior to the Closing, each of Buyer, on the one hand, and Seller and its Affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates respective operations.

4.4 Obligation to Consummate the Transaction. Each of the Parties agrees that, subject to this Section 4.4 and Section 4.5, it shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to the extent permissible under applicable Law, to consummate and make effective the Transactions and to ensure that the conditions set forth in Article 6 are satisfied, insofar as such matters are within the control of either of them. Without limiting the generality of the foregoing, during the Pre-Closing Period, as soon as reasonably practicable after the date hereof, Seller shall use its reasonable best efforts (not requiring the payment of money, the commencement of any Litigation or offer or grant any accommodation (financial or otherwise) to any Third Party) to obtain the consents, permits and authorizations, make the filings and issue the notices (in each case, if any) disclosed in Section 3.1.3 or Section 3.1.5(c) of the Disclosure Schedules. Prior to the Closing, Buyer shall cooperate with Seller, upon the request of Seller, in connection with Seller obtaining any such consent, permit or authorization, making such filings and issuing such notices; provided, that, except as provided in Section 4.5, such cooperation shall not include any requirement of Buyer or any of its Affiliates to pay money to any Third Party, commence any Litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection with such efforts. In addition to the foregoing, Buyer agrees, subject to any applicable obligations of confidentiality, to provide such evidence as to its financial capability, resources and creditworthiness as may be reasonably requested by any Third Party whose consent is sought hereunder.

4.5 Efforts; Regulatory and Other Authorizations; Notices and Consents.

4.5.1 Buyer and the Seller shall, and shall cause its Affiliates to, (a) use reasonable best efforts to promptly obtain all consents, approvals or authorizations of, or make registrations, declarations or filings with all Governmental Authorities and officials that may be or become necessary or advisable for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement (including receiving or obtaining the termination or expiration of any waiting periods applicable under any Antitrust Law, Foreign Merger Control Law, or similar Law), (b) cooperate with the other in promptly seeking to obtain all such consents, approvals or authorizations, or registrations, declarations, filings, or expiration or termination of any such waiting period, and (c) provide such other information to any Governmental Authority as such Governmental Authority may request in connection herewith. The Parties agree to, and, if applicable, shall cause their Affiliates to, file promptly (but in no event later than 10 Business Days after the date hereof) any Notification and Report Forms and related material required to be filed with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the Transactions, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. The Parties agree to, and, if applicable, shall cause their Affiliates to, make as promptly as practicable any filings and notifications, jointly determined by the Parties to be required for consummation of the Transactions, under any applicable foreign antitrust, competition, or trade regulation Law (“Foreign Merger Control Laws”) and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to such Foreign Merger Control Law. Neither Buyer, on the one hand, nor Seller, on the other hand, may (or may permit any of their respective Affiliates to), without the consent of the other Party, (i) cause any such filing or submission applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Authority with additional time to review the Transactions, or (ii) consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority. Buyer shall pay all fees (including the HSR Act filing fee) to any Governmental Authority in order to obtain any such consents, approvals or authorizations of, or registrations, declarations or filings.

4.5.2 Without limiting the generality of Buyer’s undertaking pursuant to Section 4.5.1, Buyer agrees to, and to cause its Affiliates to, take any and all steps necessary or advisable to (a) avoid or eliminate any impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other Person, so as to enable the Parties to close the Transactions as promptly as practicable, and in any event prior to the End Date, and (b) prevent a prohibition decision or the entry of any order or judgment (or if such order or judgment is so entered, to eliminate such order or judgment or otherwise cause it to be satisfied or cease to be a restraint on the Transactions) sought by any Governmental Authority or private Person under any Antitrust Law that would result in the failure of any condition to the obligations of the Parties to consummate the Transactions to be satisfied. Such steps may include proposing, negotiating, committing to and effecting, whether effected by consent decree, hold separate order or otherwise, (i) the sale, divestiture, license or disposition of such of its or its Affiliates respective assets, properties or businesses, (ii) terminating any of its or its Affiliates existing relationships and contractual rights and obligations, (iii) entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the Transactions, or (iv) committing to take any action which Buyer is capable of taking, including agreements that limit Buyer’s freedom of action with respect to the Products, the Product Business, the Purchased Assets and the Assumed Liabilities. In addition, Buyer shall, and shall cause its Affiliates to, defend through litigation on the merits any claim arising under any Antitrust Laws asserted by any Person in order to avoid entry of, or to have vacated or terminated, any order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date. For the avoidance of doubt, Buyer’s obligations under this Section 4.5.1 shall be absolute and not qualified by “commercially reasonable efforts,” “reasonable best efforts” or “best efforts.”

4.5.3 To the extent permitted by applicable Law or the applicable Antitrust Authority, each of Buyer, on the one hand, and Seller, on the other hand, shall promptly notify the other of any communication it or any of its Affiliates receives from any Antitrust Authority relating to the matters that are the subject of this Agreement and permit the other to review and comment upon in advance any proposed communication by such Party to any Antitrust Authority. Unless required by an Antitrust Authority, neither Buyer, on the one hand, nor Seller, on the other hand, shall (or permit any of their respective Affiliates to) agree to participate in any communication with such Antitrust Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other in advance and, to the extent permitted by such Antitrust Authority, gives the other the opportunity to attend and participate at such communication. Buyer, on the one hand, and Seller, on the other hand, will, and will cause their respective Affiliates to, coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Buyer, on the one hand, and Seller, on the other hand, will promptly provide each other with copies of all substantive correspondence, filings or communications between them or any of their Representatives or Affiliates, on the one hand, and any Antitrust Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that such materials may be redacted (x) to remove references concerning the valuation of the Products, the Product Business or Purchased Assets, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client privilege or confidentiality concerns, to the extent that such attorney-client privilege or confidentiality concerns are not governed by a common interest privilege or doctrine.

4.5.4 Buyer shall not, and shall cause its Affiliates not to, enter into any transaction (including any merger or acquisition), or any Contract to effect any transaction, that might reasonably be expected to make it more difficult, or to increase the time required, to: (a) obtain the expiration or termination of the waiting period under the HSR Act, or approval under any Foreign Merger Control Law, applicable to the Transactions; (b) avoid the entry of, or the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions; or (c) obtain all consents, approvals or authorizations of, or registrations, declarations or filings of Governmental Authorities necessary for the consummation of the Transactions.

4.6 Notices. During the Pre-Closing Period, each Party shall promptly, after any of its officers obtains actual knowledge of such matter, notify the other Party of the occurrence of any event or condition or the existence of any fact that may reasonably be expected to cause any of the conditions to the obligations of the other Party to consummate the Transactions set forth in Article 6 not to be satisfied, or any written notice or other written communication received by such from a Governmental Authority or from any Person indicating that the Transactions may require such Person’s consent; provided, however, that an unintentional failure to give notice under this Section 4.6 shall not be deemed to be a breach of covenant under this Section 4.6 and shall constitute only a breach of any underlying representation, warranty, covenant or agreement, as the case may be, that resulted in the need to provide such notice.

ARTICLE 5

ADDITIONAL COVENANTS

5.1 Cooperation in Litigation and Investigations. Subject to Section 5.4, Section 7.2.2 and Section 7.2.3, and except as set forth in any Ancillary Agreement, Buyer and Seller shall reasonably cooperate with each other in the defense or prosecution of any Litigation, examination or audit instituted prior to the Closing or which may be instituted thereafter against or by either Party relating to or arising out of the conduct of the Product Business prior to or after the Closing (other than Litigation or claims between Buyer and Seller or their respective Affiliates arising out of the Transactions). In connection therewith, and except as set forth in any Ancillary Agreement, each of Seller and Buyer shall make available to the other during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all records relating exclusively to the Purchased Assets, the Assumed Liabilities and the Excluded Liabilities held by it and reasonably necessary to permit the defense or investigation of any such Litigation, examination or audit (other than Litigation or claims between Buyer and Seller or their respective Affiliates arising out of the Transactions), and shall preserve and retain all such records for the length of time contemplated by its standard record retention policies and schedules; provided, that Seller shall not be required to make available such documents if such disclosure could, in Seller’s reasonable discretion, (a) violate applicable Law or any binding agreement entered into prior to the Closing Date (including any confidentiality agreement to which Seller or any of its Affiliates is a party), provided, that Seller uses commercially reasonable efforts to obtain waivers of any such binding agreement, (b) jeopardize any attorney-client privilege or other established legal privilege or (c) disclose any trade secrets. The Party requesting such cooperation shall pay the reasonable out-of-pocket costs and expenses of providing such cooperation (including legal fees and disbursements) incurred by the Party providing such cooperation and by its officers, directors, employees and agents.

5.2 Further Assurances.

5.2.1 Each of Seller and Buyer shall, at any time or from time to time, at the request and expense of the other, execute and deliver to the other all such instruments and documents or further assurances as the other may reasonably request in order to (a) vest in Buyer all of the rights, title and interests of Seller and its Affiliates in and to the Purchased Assets, as contemplated hereby, (b) effectuate Buyer’s assumption of the Assumed Liabilities and (c) grant to each Party all rights contemplated herein to be granted to such Party under the Ancillary Agreements; provided, however, that apart from such foregoing customary further assurances, neither Seller nor Buyer shall have any other obligations except as specifically set forth and described herein or in the Ancillary Agreements. Without limitation of the foregoing, except as expressly set forth herein or in the Ancillary Agreements, (i) Seller shall not have any obligation to assist or otherwise participate in the amendment or supplementation of any Regulatory Approval or otherwise to participate in any filings or other activities relating to any Regulatory Approval other than as necessary to effect the transfer of Seller’s or its Affiliates’ rights with respect thereto to Buyer in connection with the Closing pursuant to this Agreement, and (ii) Buyer shall be responsible for filing with the U.S. Patent and Trademark Office the Trademark Assignment Agreement and for transferring registered ownership of the Purchased Domain Names and all costs and expenses in connection with the foregoing.

5.2.2 To the extent that Seller’s rights under any Purchased Asset may not be assigned without the approval, consent or waiver of another Person and such approval, consent, authorization or waiver has not been obtained prior to the Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. If any such approval, consent, authorization or waiver shall not have been obtained prior to the Closing, Seller shall, for a period of up to 12 months after the Closing (or, if shorter, the remaining term of any relevant Purchased Asset for which any such approval, consent or waiver is required) (a) use its commercially reasonable efforts to assist and cooperate with Buyer in order for Buyer to obtain all necessary approvals, consents, authorizations and waivers to the assignment and transfer thereof; provided, that neither Seller nor any of its Affiliates shall be required to pay money to any Third Party, commence any Litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection with such efforts and (b) prior to any such approval, consent, authorization or waiver being obtained and the related Purchased Asset being transferred and assigned to Buyer or Buyer’s designee, use its commercially reasonable efforts to enter into such arrangements to provide to Buyer substantially comparable benefits thereof and enforce, at the request of and for the account of Buyer, any rights of Seller arising under any such Purchased Asset against any Person. To the extent that Buyer is provided with benefits of any such Purchased Asset, Buyer shall perform or fully enable Seller to perform the obligations of Seller thereunder.

5.2.3 Buyer agrees that, except in respect of any Transferred Contract to the extent set forth in the Transition Services Agreement, Seller and its Affiliates shall not have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any approval, consent, authorization or waiver that may be required in connection with this Agreement or because of the termination of any Contract as a result thereof. Buyer further agrees that no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any such approval, consent, authorization or waiver, (b) any such termination or (c) any action commenced or threatened in writing by or on behalf of any Person arising out of or relating to the failure to obtain any such approval, consent, authorization or waiver or any such termination.

5.3 Publicity.

5.3.1 No public announcement related to this Agreement or the Transactions will be issued without the joint approval of Seller and Buyer, which approval shall not be unreasonably withheld, conditioned or delayed, except in any public disclosure which either Seller or Buyer, in its good faith judgment, believes is required by applicable Law or by any stock exchange on which its securities or those of its Affiliates are listed. If either Party, in its good faith judgment, believes such disclosure is required, such Party will use its commercially reasonable efforts to consult with the other Party and its Representatives, and to consider in good faith any revisions proposed by the other Party or its Representatives, as applicable, prior to making (or prior to any of its Affiliates making) such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed. Notwithstanding the foregoing, without the approval of the other Party, subject to the other terms and conditions of this Agreement (including Section 5.4), (a) Buyer and Seller and their respective Affiliates may communicate with Governmental Authorities and Seller and its Affiliates may communicate with their customers, suppliers, distributors or other Persons engaged in the Product Business, regarding this Agreement, the Ancillary Agreements and the Transactions, including in order to obtain consents of or from any such Person necessary or desirable to effect the consummation of the Transactions, and (b) Buyer and Seller and their respective Affiliates may make public announcements and engage in public communications regarding this Agreement, the Ancillary Agreements and the Transactions, in the case of this clause (b), to the extent such announcements or communications are consistent with the Parties’ prior public communications made in compliance with this Section 5.3.

5.3.2 If Buyer or any of its Affiliates, based on the advice of its counsel, determines that this Agreement, or any of the other Ancillary Agreements, must be publicly filed with a Governmental Authority, then Buyer or its applicable Affiliate, prior to making any such filing, shall provide Seller and its counsel with a redacted version of this Agreement (and any other Ancillary Agreement) that it intends to file and consider in good faith any comments provided by Seller or its counsel thereto, and use commercially reasonable efforts to ensure the confidential treatment by such Governmental Authority of those sections specified by Seller or its counsel for redaction and confidentiality.

5.3.3 Notwithstanding any other provision of this Agreement, the requirements of this Section 5.3 shall not apply to any disclosure of Seller, Buyer, or any of their respective Affiliates, of any information concerning this Agreement or the Transactions in connection with any dispute between the Parties or their respective Affiliates regarding this Agreement, the Ancillary Agreements, or the Transactions.

5.4 Confidentiality.

5.4.1 All Confidential Information provided by one Party (or its Representatives or Affiliates) (collectively, the “Disclosing Party” with respect to such information) to the other Party (or its Representatives or Affiliates) (collectively, the “Receiving Party” with respect to such information) shall be subject to and treated in accordance with the terms of this Section 5.4. As used in this Section 5.4, “Confidential Information” means, as to a Party (a) all information disclosed by such Party (or its Representatives or Affiliates) to the Receiving Party in connection with this Agreement, any Ancillary Agreement or the Transactions, including all information with respect to the Disclosing Party’s licensors, licensees or Affiliates, (b) all information disclosed to the Receiving Party by the Disclosing Party under the Confidentiality Agreement and (c) all memoranda, notes, analyses, compilations, studies and other materials prepared by or for the Receiving Party to the extent containing or reflecting the information in the preceding clause (a) or (b). The terms of this Agreement and the Ancillary Agreements shall be deemed both Buyer Confidential Information and Seller Confidential Information. Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by competent written documentation:

(i) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party;

(ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(iii) became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of this Agreement or the Confidentiality Agreement;

(iv) is subsequently disclosed to the Receiving Party by a Third Party without obligations of confidentiality to the Disclosing Party with respect thereto; or

(v) is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of Confidential Information of the Disclosing Party.

5.4.2 The Confidentiality Agreement shall expire and be of no further force and effect upon the Closing; provided, however, such expiration of the Confidentiality Agreement shall in no way prejudice or adversely affect the ability of either party thereto after the Closing to seek damages, or any other remedy available to such party, with respect to a violation by the other party (or such other party’s Affiliates or Representatives) of the Confidentiality Agreement relating to Confidential Information (as defined therein) prior to the Closing.

5.4.3 From and after the Closing, all Confidential Information obtained by Seller (or its Affiliates or Representatives) from Buyer (or its Affiliates or Representatives) and all Confidential Information to the extent relating exclusively to the Product Business, the Purchased Assets and the Assumed Liabilities (collectively, the “Buyer Confidential Information”) shall be deemed to be Confidential Information disclosed by Buyer to Seller for purposes of this Section 5.4, and, during the period from the Closing through the [***] anniversary of the Closing Date or, if longer, with respect to any such information that constitutes a trade secret under applicable Law, until such time as such information no longer constitutes a trade secret under applicable Law (the “Confidentiality Period”), shall be used by Seller, its Affiliates or their respective Representatives solely as required to (a) perform their respective obligations or exercise or enforce their respective rights and remedies under this Agreement (including Seller’s and its Affiliates exercise of the rights retained or granted pursuant to Section 2.1.2, Section 5.7.2 or 5.7.3) or any Ancillary Agreement, (b) comply with applicable Law or its or its Affiliates’ respective regulatory, stock exchange, Tax, accounting or financing reporting requirements, (c) to pursue insurance claims or other recoveries with respect to a Product or arising out of or related to the Transactions or (d) undertake activities in support of Buyer’s operations in the Territory (each of (a) through (d), a “Seller Permitted Purpose”), and for no other purpose. During the Confidentiality Period, Seller shall not (i) disclose, or permit the disclosure of, any of the Buyer Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with any Seller Permitted Purpose and who are advised of the confidential nature of the Confidential Information and directed to comply with the confidentiality and non-use obligations under this Section 5.4 or (ii) use the Buyer Confidential Information except in connection with any Seller Permitted Purpose. Seller shall treat, and will cause its Affiliates and the Representatives of Seller or any of its Affiliates to treat, the Buyer Confidential Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care. Seller shall be responsible for any use or disclosure of Buyer Confidential Information by any of Seller’s Affiliates or Representatives that would breach this Section 5.4 if such Affiliate or Representative was a party hereto.

5.4.4 During the Confidentiality Period, all Confidential Information obtained by Buyer (or its Affiliates or Representatives) from Seller (or its Affiliates or Representatives) other than the Buyer Confidential Information (the “Seller Confidential Information”) shall be used by Buyer solely as required to (a) perform its obligations or exercise or enforce its rights and remedies under this Agreement or any Ancillary Agreement, (b) comply with applicable Law or its or its Affiliates’ respective regulatory, stock exchange, Tax, accounting or financing reporting requirements, (c) to pursue insurance claims or other recoveries with respect to a Product or arising out of or related to the Transactions, or (d) solely with respect to Confidential Information in respect of the Non-Exclusive IPR, conduct the Product Business following the Closing (each of (a) through (d), a “Buyer Permitted Purpose”), and for no other purpose. During the Confidentiality Period, Buyer shall not (i) disclose, or permit the disclosure of, any of Seller Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with a Buyer Permitted Purpose and who are advised of the confidential nature of the Confidential Information and directed to comply with the confidentiality and non-use obligations under this Section 5.4, or (ii) use, or permit the use of, Seller Confidential Information, except in connection with a Buyer Permitted Purpose. Buyer shall treat, and will cause its Affiliates and the Representatives of Buyer or any of its Affiliates to treat, Seller Confidential Information as confidential, using the same degree of care as Buyer normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care. Buyer shall be responsible for any use or disclosure of Seller Confidential Information by any of Buyer’s Affiliates or Representatives that would breach this Section 5.4 if such Affiliate or Representative was a party hereto. For clarity, all Confidential Information with respect to the Non-Exclusive IPR shall be Seller Confidential Information.

5.4.5 In the event either Party is requested pursuant to, or required by, applicable Law, including stock exchange listing rules and regulations, to disclose any of the other Party’s Confidential Information (i.e., Seller Confidential Information or Buyer Confidential Information, as applicable), it will notify the other Party in writing in a timely manner so that such Party may seek a protective order or other appropriate remedy or, in such Party’s sole discretion, waive compliance with the confidentiality provisions of this Agreement. Each Party will cooperate in all reasonable respects in connection with any reasonable actions to be taken for the foregoing purpose, at the sole cost and expense of the Party seeking such remedy or order. In any event, the Party requested or required to disclose such Confidential Information may furnish it as requested or required pursuant to applicable Law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided that such Party furnishes only that portion of the Confidential Information which such Party is advised by an opinion of its counsel is legally required, and if confidential treatment is available such Party exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded to such Confidential Information, at the sole cost and expense of the other Party.

5.4.6 Nothing in this Section 5.4 shall be construed as preventing or in any way inhibiting either Party from complying with applicable Law governing activities and obligations undertaken pursuant to this Agreement or any Ancillary Agreement in any manner which it reasonably deems appropriate.

5.5 Commercialization. Except to the extent otherwise provided in the Transition Services Agreement, as between Seller and its Affiliates and Buyer and its Affiliates, (a) Buyer, at its own cost and expense, shall be responsible for and have sole discretion over the commercialization, marketing strategy, promotion, distribution and sale of the Products in the Territory and shall independently determine and set prices for the Products in the Territory, including the selling price, volume discounts, Rebates and similar matters; [***]; (b) Buyer shall be responsible, at its own cost and expense, for all marketing, advertising and promotional materials related to the Products in the Territory; and (c) Buyer or its Affiliates shall be responsible for receiving and processing all orders, undertaking all invoicing, collection and receivables, and providing all customer service related to the sale of the Products in the Territory.

5.6 Regulatory Transfers.

5.6.1 [***].

5.6.2 Each Party shall bear its own costs and expenses in connection with the transfer of the Purchased Regulatory Approvals to Buyer or its Affiliates; provided, however, that Buyer shall be responsible for the payment of any filing or similar fees payable to the applicable Governmental Authority with respect to the transfer of the Purchased Regulatory Approvals.

5.7 Regulatory Responsibilities.

5.7.1 [***].

5.7.2 [***].

5.7.3 [***].

5.8 Pharmacovigilance. Pharmacovigilance responsibilities in the Territory with respect to the Products shall be transferred from Seller or its applicable Affiliates to Buyer or its applicable Affiliates in accordance with the Transition Services Agreement, including the provision of the post-marketing safety data maintained by Seller and its Affiliates with respect to the Products. Seller shall maintain the global safety database for the Product and shall be responsible for all pharmacovigilance activities for the Products outside the Territory, including preparation of safety reports, safety signaling and for sharing safety information with applicable Regulatory Approval Holders, and Buyer shall be responsible for such pharmacovigilance activities for the Products within the Territory, in each case, in accordance with the Pharmacovigilance Agreement, which shall be entered into by the Parties within 60 days following the Closing Date.

5.9 Medical and Other Inquiries; Recalls.

5.9.1 Except to the extent otherwise provided in the Transition Services Agreement, Buyer or its designee, from and after the Closing, (a) shall be responsible for, and shall handle and respond to, all customer complaints and inquiries (including medical and non-medical inquiries) related to a Product in the Territory, and (b) shall be responsible for, and shall conduct, all correspondence and communication with physicians and other health care professionals in the Territory relating to a Product. Buyer, or its respective designees, shall keep such records and make such reports as shall be reasonably necessary to document such communications in compliance with applicable Law.

5.9.2 From the Closing Date until the transfer of the NDAs comprised within the Purchased Regulatory Approvals to Buyer or its designee, Seller shall have control, in consultation with Buyer (to the extent that is possible pursuant to applicable Law), over whether to conduct a recall or market withdrawal, as applicable, of any unit of Product sold in the Territory and the manner in which any such recall or market withdrawal shall be conducted. In the event of a dispute or disagreement between the Parties with respect to any such recall or market withdrawal, such dispute shall be referred to the Chief Medical and Regulatory Officer of the Buyer and to the Chief Strategy Officer of Seller for resolution. If such executives cannot resolve such matter within three days after the date of the matter is referred to them (or such shorter period as may be required by the circumstances), then the decision of Seller shall be the final decision with respect to such matter. From the effective date of transfer of the NDAs comprised within the Purchased Regulatory Approvals to Buyer or its designee, Buyer or its relevant Affiliate or designee shall have control over whether to conduct a recall or market withdrawal, as applicable, of any unit of Product sold in the Territory and the manner in which any such recall or market withdrawal shall be conducted.

5.10 Wrong Pockets.

5.10.1 Assets. For a period of up to 18 months after the Closing Date, if either Buyer or Seller becomes aware that any of the Purchased Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other Party in writing and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior Third Party consent or approval, to (a) Buyer, in the case of any Purchased Asset which was not transferred to Buyer at the Closing; or (b) Seller, in the case of any Excluded Asset which was transferred to Buyer.

5.10.2 Payments. If, on or after the Closing Date, either Party shall receive any payments or other funds due to the other Party pursuant to the terms of this Agreement or any Ancillary Agreement, then the Party receiving such funds shall, within 30 days after receipt of such funds, forward such funds to the proper Party, subject to Section 5.11.1. The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from Third Parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any of the Ancillary Agreements.

5.11 Accounts Receivable; Accounts Payable.

5.11.1 Accounts Receivable. The Parties acknowledge and agree that all Accounts Receivable shall remain the property of Seller or its applicable Affiliate and shall be collected by Seller or its Affiliates subsequent to the Closing. In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any payments from any obligor with respect to an Account Receivable, then Buyer shall, within 30 days after receipt of such payment, remit the full amount of such payment to Seller. In the case of the receipt by Buyer of any payment from any obligor of both Seller and Buyer then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Buyer with the excess, if any, remitted to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any payments from any obligor with respect to an account receivable of Buyer for any period after the Closing Date, then Seller shall, within 30 days after receipt of such payment, remit the full amount of such payment to Buyer. In the case of the receipt by Seller of any payment from any obligor of both Seller and Buyer then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Seller with the excess, if any, remitted to Buyer.

5.11.2 Accounts Payable. In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any invoices from any Third Party with respect to any account payable of the Product Business outstanding prior to the Closing, then Buyer shall, within 30 days after receipt of such invoice, provide such invoice to Seller. In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any invoices from any Third Party with respect to any account payable of Buyer or any of its Affiliates with respect to the Product Business for any period after the Closing, then Seller shall, within 30 days after receipt of such invoice, provide such invoice to Buyer.

5.11.3 Financial Information. Within 55 days following the Closing Date and continuing until such time as Buyer files the Carve-Out Financial Statements with the Securities and Exchange Commission, Seller shall cause its auditors to provide to Buyer audited and unaudited financial statements for the Product Business as of the dates and for the periods as are jointly agreed to by Seller and Buyer and their respective auditors no later than 10 days after the date hereof (the “Carve-Out Financial Statements”), and, if applicable, Seller shall provide and shall use its commercially reasonable efforts to cause its Affiliates and Representatives to provide, information requested by Buyer and reasonably necessary to prepare any applicable pro forma financial information required to be filed by Buyer with the Securities and Exchange Commission in connection with the Transactions. The Carve-Out Financial Statements (a) will be derived from Seller’s historical financial statements, (b) will be prepared in accordance with GAAP throughout the periods covered thereby, (c) comply as to form in all material respects with clause (e) of Rule 3-05 of Regulation S-X, and (d) accurately present in all material respects the information required to be presented with respect to the Product Business under clause (e) of Rule 3-05 of Regulation S-X for the periods covered thereby. Buyer shall be solely responsible for any information it files with or furnishes to the Securities and Exchange Commission and shall promptly reimburse Seller for all out-of-pocket costs and expenses reasonably incurred by Seller and its Affiliates in connection with complying with this Section 5.11.3.

5.12 Certain Tax Matters.

5.12.1 Transfer Taxes and Apportioned Obligations.

(a) Each of Buyer and Seller shall each be responsible for fifty percent (50%) of any recordation, transfer, documentary, excise, sales, value added, use, stamp, foreign withholding, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement and the Ancillary Agreements or the Transactions (collectively, “Transfer Taxes”), and such Party shall pay all amounts due and owing in respect of any Transfer Taxes at the rate in force at the due time for payment or such other time as is stipulated under applicable Law.

(b) All personal property and similar ad valorem Taxes levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period ending on the day prior to the Closing Date (such portion of such taxable period, the “Pre-Closing Tax Period”) and the number of days of such taxable period on and after the Closing Date (such portion of such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post-Closing Tax Period.

(c) Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Law. The Party (or its Affiliate) that files a Tax Return with respect to any Apportioned Obligation or Transfer Tax shall, at its own expense, file such Tax Return with respect to the relevant Transfer Tax or Apportioned Obligation, and if required by applicable Law, the non-filing Party shall join in the execution of any such Tax Returns and other documentation. The Party that files (or whose Affiliate files) a Tax Return covering any Apportioned Obligations shall be responsible for paying such Apportioned Obligations to the applicable Taxing Authority. With respect to the Apportioned Obligations and Transfer Taxes, the paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Sections 5.12.1(a) and 5.12.1(b). Upon payment of any such Apportioned Obligation or Transfer Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Sections 5.12.1(a) and 5.12.1(b) together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement.

5.12.2 Cooperation and Exchange of Information. Each of Seller and Buyer shall (a) provide the other with such assistance as may reasonably be requested by the other in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceeding relating to Liability for Taxes in connection with the Product Business or the Purchased Assets, (b) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination and (c) inform the other of any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.

5.12.3 Refunds. Buyer will pay to Seller any refunds of Taxes received by Buyer or any of its Affiliates with respect to the Product Business or the Purchased Assets that relate to a Pre-Closing Tax Period attributable to Taxes that were paid by Seller at any time or were reflected in the determination of the Purchase Price, net of (1) Taxes payable by the Buyer or any of its Affiliates in obtaining such refund and (2) any reasonable out-of-pocket costs. Seller shall reimburse Buyer for any reasonable out-of-pocket expenses incurred in connection with such good faith efforts. Buyer will make payment of any such refund to Seller with ten Business Days after the actual receipt of such refund of Taxes.

5.12.4 Survival of Tax Covenants. The covenants contained in this Section 5.12 shall survive until 30 days after the expiration of the applicable statute of limitations (including extensions thereof).

5.13 NDC Numbers; Returns; Payment Claims; Price Reporting.

5.13.1 NDC Numbers; Product Labeling.

(a) [***].

(b) [***].

5.13.2 Returns. From and after the Closing, Buyer and Seller will administer all returns of Product, and all payments and refunds therefor, in accordance with the Transition Services Agreement.

5.13.3 Payment Claims; Price Reporting. From and after the Closing, responsibility for Payment Claims and price reporting to Third Party customers, including applicable Governmental Authorities, shall be allocated between the Parties in accordance with the Transition Services Agreement.

5.13.4 Government Contracts. Buyer shall use Commercially Reasonable Efforts to enter into Contracts for the Products with applicable Governmental Authorities in the Territory as soon as is reasonably practicable following the Closing Date (but in no event later than March 31, 2023, except to the extent otherwise provided in the Transition Services Agreement), that are sufficient to permit the Products to be removed from the Government Contracts covering the Products.

5.14 Retained Names and Marks.

5.14.1 Retained Names and Marks.

(a) Buyer hereby acknowledges that Seller or its Affiliates own all right, title and interest in and to the company names, trade names, logos, trade dress and other Trademark rights set forth on Schedule 5.14.1 (collectively, the “Retained Names and Marks”), and that, except as expressly provided below, neither Buyer nor its Affiliates shall have any right to use the Retained Names and Marks.

(b) Subject to the terms and conditions of this Agreement, Buyer shall, during the Applicable Transition Period, be entitled to use (and shall have a limited non-exclusive, non-transferable license to use, with the right to sublicense to distributors and subcontractors in the ordinary course of business, the Retained Names and Marks solely as such Retained Names and Marks are used therein or thereon) all of the Product Business’s existing stocks of promotional materials, including all website content and such other documents and materials in existence and included within the Purchased Product Records (collectively, the “Existing Stock”), in each case, containing the Retained Names and Marks solely in connection with the operation of the Product Business as operated immediately prior to Closing, after which Applicable Transition Period, Buyer shall cause the removal or obliteration of all Retained Names and Marks from such Existing Stock or cease using such Existing Stock; provided that Buyer may only use Existing Stock during the Applicable Transition Period to the extent it is impracticable for Buyer to use remove or obliterate the Retained Names and Marks from such Existing Stock prior to the use thereof, or to use, in lieu of Existing Stock, content, documents and materials that do not contain the Retained Names and Marks.

(c) Subject to the terms and conditions of this Agreement and the Transition Services Agreement, Seller (on behalf of itself and its Affiliates) hereby grants to Buyer and its Affiliates a limited, non-exclusive, royalty-free, non-assignable (except in accordance with Section 9.7) license to use, with the right to sublicense to distributors and subcontractors in the ordinary course of business, (i) the Retained Names and Marks solely in the Territory and solely to identify Seller or any of its Affiliates as the manufacturer of the Purchased Inventory and of any units of Product supplied under the Transition Services Agreement (“Supplied Product”) on the Product Labeling for such Purchased Inventory and Supplied Product solely to the extent such identification is required by applicable Law and solely to the extent that Seller or any of its Affiliates is the manufacturer of such Purchased Inventory or Supplied Product, (ii) Seller’s Product Labeling solely in the distribution and sale of any Purchased Inventory and Supplied Product in the Territory, which license in (i) and (ii) shall terminate on the earlier to occur of (x) the expiry of the Applicable Transition Period and (y) the termination of such license in accordance with this Section 5.14.1(c). Seller shall have the right to terminate the licenses to the Retained Names and Marks under this Section 5.14.1 upon written notice to Buyer, if Buyer is in material breach of its obligations under this Section 5.14 with respect to the Retained Names and Marks and has failed to cure such material breach within 30 days (or such other time period as the Parties may agree) following written notice from Seller of such material breach. Following the Applicable Transition Period or the earlier termination thereof as permitted in this Section 5.14.1(c), Buyer shall cease all use of the Retained Names and Marks on any Purchased Inventory or on any Supplied Product.

(d) During and after the Applicable Transition Period, Buyer shall not, and shall and hereby does cause its Affiliates not to, adopt, use, register or seek to register any Trademark, or any domain name or social media identifier that contains a term, that is substantially similar to, confusingly similar to or dilutive of any of the Retained Names and Marks (together with all variations, translations, transliterations and acronyms thereof).

5.14.2 Limitation of Rights; Quality Standards.

(a) Except as expressly provided in this Section 5.14, no right to use the Retained Names and Marks is granted by Seller or its Affiliates to Buyer or its Affiliates, whether by implication or otherwise, and nothing hereunder permits Buyer or its Affiliates to use the Retained Names and Marks in any manner, other than as expressly permitted under this Section 5.14, or to register or seek to register, or to permit any Third Party to register or to seek to register in any jurisdiction, any of the Retained Names and Marks. Neither Seller nor any of its Affiliates shall have any obligation hereunder to maintain or undertake, the registration, maintenance, prosecution or defense of any of the Retained Names and Marks.

(b) Buyer shall ensure that all use of the Retained Names and Marks as permitted in this Section 5.14 shall (i) comply with all trademark usage restrictions or other guidelines furnished by Seller or its Affiliates, as applicable, to Buyer with respect to the use of such Retained Names and Marks, and (ii) comply with all applicable Laws (“Quality Standards”). Furthermore, from time to time, at Seller’s request, Buyer shall (A) furnish to Seller (or its designee) representatives samples of all Product Labeling and Product packaging for the Products and all advertising, marketing, promotional or other materials bearing any of the Retained Names and Marks to evaluate Buyer’s compliance with the foregoing Quality Standards, and (B) use commercially reasonable efforts to promptly make any changes to the Product Labeling, Product packaging and advertising, marketing, promotional or other materials bearing any of the Retained Names and Marks as Seller may reasonably request to achieve compliance with the Quality Standards.

(c) Any and all goodwill generated by the use of the Retained Names and Marks as permitted under this Section 5.14 shall, in each case, inure solely to the benefit of Seller and its Affiliates (or its or their licensors, as applicable), and if Buyer obtains any goodwill, right, title or interest in or to any of the Retained Names and Marks, Buyer shall and hereby does assign, and shall cause its Affiliates and its and their sublicensees to assign, to Seller or its Affiliates (or its or their licensors, as applicable) all such goodwill, rights, title and interests. Buyer shall not, and shall cause its Affiliates not to, use the Retained Names and Marks in any manner that would reasonably be expected to damage or tarnish the reputation of Seller or its Affiliates (or its or their licensors, as applicable) or the goodwill associated with the Retained Names and Marks, or take any action that would reasonably be expected to adversely affect Seller’s or its Affiliates’ (or its or their licensor(s)’) rights in any of the Retained Names and Marks or the validity, enforceability or distinctiveness of any of the Retained Names and Marks or any registrations or applications therefor.

5.14.3 Responsibility for Use of Retained Names and Marks. Buyer agrees that none of Seller or its Affiliates (or any of its or their licensors) shall have any responsibility for claims by Third Parties arising out of, or relating to, the use by Buyer or its Affiliates of any Retained Names and Marks. In addition to any and all other available remedies (including those under Article 7), Buyer shall indemnify Seller Indemnitees from and against, and compensate and reimburse them for, any and all such Losses that may arise out of the use of the Retained Names and Marks (a) in connection with the Product Business in accordance with the terms and conditions of this Section 5.14, other than such claims that the use of the Retained Names and Marks in connection with the Product Business in accordance with the terms and conditions of this Section 5.14 infringes or misappropriates the Intellectual Property Rights of any Third Party; or (b) by Buyer or any of its Affiliates in violation of or outside the scope permitted by this Section 5.14; provided, that, with respect to any such claim that is asserted by a Third Party, Seller shall have the right in its sole discretion to assume and control the defense, appeal or settlement thereof, with counsel of Seller’s own choice. Notwithstanding anything in this Agreement to the contrary, Buyer hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 5.14, Seller, in addition to any other remedies available to it, (x) shall be entitled to seek a preliminary injunction, temporary restraining order or other equitable relief restraining Buyer and any of its Affiliates from any such breach or threatened breach and (y) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief. For the avoidance of doubt, except to the extent inconsistent with this Section 5.14.3, the indemnification procedures set forth in Section 7.2 shall apply to this Section 5.14.3.

5.14.4 Destruction and Disposal. Following the end of the Applicable Transition Period for the finished Product in the Purchased Inventory, Buyer shall be solely responsible for (including the cost of) the destruction and disposal of any remaining units of finished Product (i) then in Seller’s or any of its Affiliates’ possession, and (ii) bearing any NDC number of Seller or any of its Affiliates or any Retained Names and Marks and of any Product Labeling or Product packaging containing any NDC number of Seller or any of its Affiliates or any Retained Names and Marks.

5.15 Non-Competition. Seller hereby agrees that, subject to Section 5.16, Seller and its subsidiaries shall not, directly or indirectly, either for itself or through any other Person, engage in, or otherwise knowingly assist any Person engaging in, the (a) development for distribution and sale in the Territory, (b) Manufacture worldwide for Exploitation in the Territory or (c) distribution or sale in the Territory of any (i) pharmaceutical product with the same active ingredient as a Product, for a period of [***] years following the Closing Date, or (ii) pharmaceutical product with the same approved indication as a Product as of the date hereof, for a period commencing on the Closing Date and expiring on the expiration of the term of Patent No. [***], but no later than June 8, 2026 provided that nothing in this clause (ii) shall prohibit the conduct of Early Research and Development (a pharmaceutical product described in the preceding clauses (a) or (b), a “Competing Product”). For the purposes of this Section 5.15, “Early Research and Development” shall mean [***].

5.16 Unauthorized Sales.

5.16.1 Following the Closing Date, subject to Section 5.17, Buyer (a) shall cause its Affiliates to, and shall contractually require its licensees, sublicensees and distributors to, distribute, market, promote, offer for sale and sell the Products only in the Territory, and (b) shall not and shall cause its Affiliates not to distribute, market, promote, offer for sale or sell, and shall contractually prohibit its licensees, sublicensees or distributors from, distributing, marketing, promoting, offering for sale or selling, the Product directly or indirectly to any Person outside of the Territory. Buyer shall use commercially reasonable efforts to enforce its contractual rights in the event of any breach of any such contractual requirement or prohibition.

5.16.2 Following the Closing Date, subject to Section 5.17, Seller (a) shall cause its Affiliates to, and shall contractually require its licensees, sublicensees and distributors to, distribute, market, promote, offer for sale and sell the Products only outside the Territory, and (b) shall not and shall cause its Affiliates not to distribute, market, promote, offer for sale or sell, and shall contractually prohibit its licensees, sublicensees or distributors from, distributing, marketing, promoting, offering for sale or selling, the Products directly or indirectly to any Person inside of the Territory. Seller shall use commercially reasonable efforts to enforce its contractual rights in the event of any breach of any such contractual requirement or prohibition.

5.17 Incidental Crossover within Territories. [***].

5.18 Insurance. As of the Closing Date, Buyer shall have and maintain adequate insurance coverage, which policies shall be in effect for so long as Buyer is Exploiting a Product in the Territory and shall include products liability coverage of not less than [***] and comprehensive general liability insurance of not less than [***]; provided, that if any such policy is held on a claims-made basis, such policy shall be maintained for so long as Buyer is Exploiting a Product in the Territory and for a period of two years thereafter. All insurers providing such policies shall have an AM Best (A-) or higher rating. Buyer shall provide Seller with certificates of insurance evidencing that the policies required to be maintained by Buyer hereunder are in full force and effect annually and, upon Seller’s request, copies of such policies shall be provided. Should any of the policies be cancelled, terminated or otherwise materially altered before the expiration date thereof, notice will be delivered in accordance with the policy provisions in writing to Seller.

5.19 Employee Matters.

5.19.1 [***].

5.19.2 [***].

5.19.3 [***].

ARTICLE 6

CONDITIONS PRECEDENT

6.1 Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to complete the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions:

6.1.1 No Adverse Law; No Injunction. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits the consummation of all or any part of the Transactions, and no order by any Governmental Authority restraining, enjoining or otherwise preventing the consummation of the Transactions shall be in effect; and

6.1.2 Governmental Approvals. All required Authorizations of, notifications to and filings with any Governmental Authority shall have been received or made, as applicable and any waiting period applicable to the Transactions under the HSR Act (and any extension thereof, including under any agreement between a party and a Governmental Authority agreeing not to consummate the Transactions prior to a certain date) shall have expired or been terminated.

6.2 Conditions to Obligations of Buyer. The obligation of Buyer to complete the Transactions is subject to the satisfaction or waiver by Buyer at or prior to the Closing of the following additional conditions:

6.2.1 Representations and Warranties. The representations and warranties of Seller contained in Section 3.1, other than the Fundamental Representation made by Seller, shall be true and correct in all respects (disregarding all “material,” “in all material respects” and “Material Adverse Effect” qualifiers) at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for breaches of such representations and warranties that would not, individually or in the aggregate, have a Material Adverse Effect; and the Fundamental Representations made by Seller shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date);

6.2.2 Covenants. Seller shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with on or prior to the Closing Date;

6.2.3 Material Adverse Effect. Since the date hereof, there shall not have been a Material Adverse Effect; and

6.2.4 Closing Deliveries. Seller shall have delivered to Buyer each of the items listed in Section 2.4.2(a).

6.3 Conditions to Obligations of Seller. The obligation of Seller to complete the Transactions is subject to the satisfaction or waiver by Seller at or prior to the Closing of the following additional conditions:

6.3.1 Representations and Warranties. The representations and warranties of Buyer contained in Section 3.2, other than the Fundamental Representations made by Buyer, shall be true and correct in all respects (disregarding all “material”, “in all material respects” and “Buyer Material Adverse Effect” qualifiers) at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for breaches of such representations and warranties that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect; the Fundamental Representations made by Buyer, other than the representations and warranties of Buyer set forth in Section 3.2.7 (Financial Capacity), shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date; and the representations and warranties of Buyer set forth in Section 3.2.7 (Financial Capacity), shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date;

6.3.2 Covenants. Buyer shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with on or prior to the Closing Date; and

6.3.3 Closing Deliveries. Buyer shall have delivered to Seller each of the items listed in Section 2.4.2(b).

6.4 Frustration of Closing Conditions. With respect to the conditions to Buyer’s and Seller’s respective obligations to consummate the Transactions as provided hereunder and each Party’s right to terminate this Agreement as provided in Section 8.1, neither Buyer nor Seller may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use its reasonable best efforts to cause the condition to be satisfied to the extent required by Section 4.4.

ARTICLE 7

INDEMNIFICATION

7.1 Indemnification.

7.1.1 Indemnification by Seller. Subject to the provisions of this Article 7, from and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Affiliates, and their respective officers, directors, and employees (collectively, “Buyer Indemnitees”) from and against, and compensate and reimburse the Buyer Indemnitees for, any and all Losses actually incurred by any Buyer Indemnitee arising out of:

(a) any breach of any of the representations or warranties made by Seller in Section 3.1 or in the certificate delivered by Seller pursuant to Section 2.4.2(a)(ii); provided, that all materiality qualifications (such as “material” and “Material Adverse Effect”) in such representations and warranties shall be disregarded for the purposes of this Article 7, including in connection with determining whether a breach has occurred and the amount of Losses incurred;

(b) any failure of Seller to perform or any breach by Seller of any of its covenants, agreements or obligations contained in this Agreement; or

(c) any Excluded Liability.

7.1.2 Indemnification by Buyer. Subject to the provisions of this Article 7, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller and its Affiliates, and their respective officers, directors, and employees (collectively, “Seller Indemnitees”) from and against, and compensate and reimburse Seller Indemnitees for, any and all Losses actually incurred by any Seller Indemnitee arising out of:

(a) any breach of any of the representations or warranties made by Buyer in Section 3.2 or Section 3.3 or in the certificate delivered by Buyer pursuant to Section 2.4.2(b)(iii); provided, that all materiality qualifications (such as “material” and “Material Adverse Effect”) in such representations and warranties shall be disregarded for the purposes of this Article 7, including in connection with determining whether a breach has occurred and the amount of Losses incurred;

(b) any failure of Buyer to perform or any breach by Buyer of any of its covenants, agreements or obligations contained in this Agreement; or

(c) any Assumed Liability.

7.2 Claim Procedure.

7.2.1 Indemnification Claim Procedure. [***].

7.2.2 Third Party Claim Procedure.

(a) [***].

(b) [***].

7.2.3 [***]

7.3 Limitations on Indemnification.

7.3.1 The provisions for indemnity under Section 7.1.1(a) or Section 7.1.2(a) shall be effective only (a) for any individual claim or series of related claims arising from the same facts and circumstances where the Loss exceeds $[***] and (b) except in the case of fraud or claims for breach of any Fundamental Representation, when the aggregate amount of all Losses for claims or series of related claims arising from the same facts and circumstances in excess of $[***] for which indemnification is sought from any Indemnifying Party exceeds $[***] (the “Deductible”), in which case the Indemnified Party shall be entitled to indemnification of the Indemnified Party’s Losses in excess of the Deductible. Notwithstanding anything herein to the contrary, no Party shall be liable for any Loss to the extent arising from (i) a change in accounting or Tax Law, policy or practice made after the Closing, other than a change required to comply with any Law, policy or practice in effect on the date hereof, (ii) any Law not in force on the date hereof or any change in Law which takes effect retroactively or (iii) any increase in the rates of taxation in force on the date hereof.

7.3.2 Except for with respect to claims for breach of fraud or any Fundamental Representation, in no event shall any Indemnifying Party have liability for indemnification under (i) Section 7.1.1(a) (other than for claims arising under Section 3.1.10 or Section 3.1.11) or Section 7.1.2(a), as applicable, for any amount exceeding, in the aggregate, $[***] and (ii) Section 7.1.1(a) (for claims arising under Section 3.1.10 or Section 3.1.11) for any amount exceeding, in the aggregate, $[***].

7.3.3 In no event shall Seller’s aggregate liability under this Article 7 exceed [***].

7.3.4 The Indemnified Party shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder. The amount of Losses recovered by an Indemnified Party under Section 7.1.1 or Section 7.1.2, as applicable, shall be reduced by (a) any amounts actually recovered by the Indemnified Party from a Third Party in connection with such claim, (b) the amount of any insurance proceeds paid to the Indemnified Party relating to such claim and (c) any Tax benefit actually realized by the Indemnified Party arising from such Losses in the Tax year of such Loss or the next succeeding Tax year, determined on a “with and without” basis. If any amounts referenced in the preceding clauses (a) and (b) are received after payment by the Indemnifying Party of the full amount otherwise required to be paid to an Indemnified Party pursuant to this Article 7, the Indemnified Party shall repay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have had to pay pursuant to this Article 7 had such amounts been received prior to such payment.

7.3.5 The representations and warranties of Seller and Buyer contained in this Agreement and the covenants and agreements of the Parties set forth in Article 4 shall survive the Closing and continue in full force and effect thereafter through and including the date that is [***] months after the Closing Date; provided, that the Fundamental Representations shall remain in full force and effect and shall survive until 60 days following the expiration of the applicable statute of limitations (excluding any extension under Section 8106(c) of Title 10 of the Delaware Code). Except as otherwise provided in this Agreement, the covenants and agreements contained in this Agreement (other than in Article 4) shall survive the Closing and continue in full force and effect thereafter until fully performed in accordance with this Agreement; provided, however, that Seller’s obligations under Section 7.1.1 with respect to any Seller Product Liability Claim shall expire on the fifth anniversary of the Closing Date. If a Claim Notice or Indemnification Certificate relating to any matter for which indemnification is provided under this Article 7 is given to the Indemnifying Party on or prior to the date on which the applicable survival period described in this Section 7.3.5 expires, then, notwithstanding anything to the contrary contained in this Section 7.3.5, such Claim Notice or Indemnification Certificate, as applicable, shall not expire at the applicable expiration date, but rather shall remain in full force and effect until such time as the Claim Notice or the Indemnification Certificate has been fully and finally resolved.

7.3.6 TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AND EXCEPT AS A RESULT OF FRAUD, FROM AND AFTER THE CLOSING, NEITHER BUYER NOR SELLER SHALL BE LIABLE TO THE OTHER, OR THEIR AFFILIATES, FOR ANY CLAIMS, DEMANDS OR SUITS FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, INDIRECT OR MULTIPLE DAMAGES, LOSS OF PROFITS, REVENUE OR INCOME, DIMINUTION IN VALUE OR LOSS OF BUSINESS OPPORTUNITY (WHETHER OR NOT FORESEEABLE AT THE CLOSING DATE) CONNECTED WITH OR RESULTING FROM ANY BREACH OF THIS AGREEMENT, OR ANY ACTIONS UNDERTAKEN IN CONNECTION HEREWITH, OR RELATED HERETO, INCLUDING ANY SUCH DAMAGES THAT ARE BASED UPON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE AND MISREPRESENTATION), BREACH OF WARRANTY, STRICT LIABILITY, STATUTE, OPERATION OF LAW OR ANY OTHER THEORY OF RECOVERY.

7.3.7 For the avoidance of doubt, no Indemnified Party shall be entitled to indemnification under this Article 7 in respect of any Loss to the extent such Indemnified Party has been previously indemnified or reimbursed in respect of such Loss pursuant to any other provision of this Agreement or any provision of any Ancillary Agreement.

7.4 Tax Treatment of Indemnification Payments. All payments made pursuant to this Article 7 shall be treated as adjustments to the Purchase Price for all Tax purposes, unless otherwise required by applicable Law.

7.5 Exclusive Remedy. Except as expressly provided otherwise in this Agreement (including Section 2.3.2, Section 2.5.4 and Section 5.14.3), subject to Section 9.10 and, except in the case of fraud, each Party acknowledges and agrees that from and after the Closing the remedies provided for in this Article 7 shall be the sole and exclusive remedies for claims and damages available to the Parties and their respective Affiliates arising out of or relating to this Agreement and the transactions contemplated hereby, including the negotiation of this Agreement, any alleged non-disclosure or misrepresentations made hereunder and Buyer’s and its Affiliates’ due diligence investigation with respect to the transactions contemplated hereby. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein, shall, after the consummation of the transactions contemplated by this Agreement, give rise to any right on the part of Buyer, on the one hand, or Seller, on the other hand, to rescind this Agreement or any of the transactions contemplated hereby. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of a Party or of any Affiliate of a Party, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of a Party under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby. For purposes of this Agreement, “fraud” means with respect to any Party, the knowing and intentional misrepresentation of material fact in the making of any representation or warranty of such Party in this Agreement with the intent to mislead or deceive the other Party in a manner that constitutes common law fraud under Delaware Law. This Section 7.5 shall not affect either Party’s or any Affiliate of either Party’s ability to exercise any rights or remedies available to such Person under any Ancillary Agreement with respect to claims arising under such Ancillary Agreement.

7.6 Setoff Rights. Neither Party shall have any right of setoff of any amounts due and payable, or any Liabilities arising under this Agreement against any other amounts due and payable under this Agreement or any amounts due and payable, or any Liabilities arising, under any Ancillary Agreement. The payment obligations under each of this Agreement and the Ancillary Agreements remain independent obligations of each Party, irrespective of any amounts owed to any other Party under this Agreement or the respective Ancillary Agreements.

ARTICLE 8

TERMINATION

8.1 Termination. Prior to the Closing, this Agreement shall terminate on the earliest to occur of any of the following events:

8.1.1 the mutual written agreement of Buyer and Seller;

8.1.2 by written notice delivered by either Buyer or Seller to the other, if the Closing shall not have occurred on or prior to March 17, 2023 (the “End Date”) (other than due to a breach of any representation or warranty hereunder of the Party seeking to terminate this Agreement or as a result of the failure on the part of such Party to comply with or perform any of its covenants, agreements or obligations under this Agreement); provided, that neither Party shall have the right to terminate this Agreement under this Section 8.1.2 during the pendency of any Litigation commenced under Section 9.10 to compel the Closing;

8.1.3 by written notice delivered by Buyer to Seller, if (a) there has been a breach by Seller of a representation or warranty of Seller contained in this Agreement or (b) there shall be a material breach by Seller of any covenant, agreement or obligation of Seller in this Agreement, and such failure or breach described in clause (a) or (b) would result in the failure of a condition set forth in Section 6.2.1 or Section 6.2.2 that has not been waived by Buyer, or in the case of a breach of any covenant or agreement, is not cured upon the earlier to occur of (i) the 30th day after written notice thereof is given by Buyer to Seller and (ii) the day that is two Business Days prior to the End Date; provided, that Buyer may not terminate this Agreement pursuant to this Section 8.1.3 if Buyer is in breach of any of its representations, warranties, agreements or covenants contained in this Agreement and such breach would result in the failure of a condition set forth in Section 6.3.1 or Section 6.3.2; or

8.1.4 by written notice delivered by Seller to Buyer, if (x) (a) there has been a breach by Buyer of a representation or warranty of Buyer contained in this Agreement or (b) there shall be a material breach by Buyer of any covenant, agreement or obligation of Buyer in this Agreement, and such failure or breach described in clause (a) or clause (b) would result in the failure of a condition set forth in Section 6.3.1 or Section 6.3.2 and has not been waived by Seller, or in the case of a breach of any covenant or agreement, is not cured upon the earlier to occur of (i) the 30th day after written notice thereof is given by Seller to Buyer and (ii) the day that is two Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 8.1.4 if Seller is in breach of any of its representations, warranties, agreements or covenants contained in this Agreement and such breach would result in the failure of a condition set forth in Section 6.2.1 or Section 6.2.2; or (y) notwithstanding any cure periods set forth in Section 8.1.4(x), if all of the conditions set forth in Section 6.1 and 6.2 have been satisfied (other than any condition which by its nature is to be satisfied at the Closing) and Buyer fails to consummate the Closing by the time the Closing should have occurred pursuant to Section  2.4.1.

8.2 Procedure and Effect of Termination.

8.2.1 Notice of Termination. Termination of this Agreement by either Buyer or Seller shall be by delivery of a written notice to the other. Such notice shall state the termination provision in this Agreement that such terminating Party is claiming provides a basis for termination of this Agreement. Termination of this Agreement pursuant to the provisions of Section 8.1 shall be effective upon and as of the date of delivery of such written notice as determined pursuant to Section 9.2.

8.2.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 by Buyer or Seller, this Agreement shall be terminated and have no further effect, except that Sections 5.3 (Publicity), 5.4 (Confidentiality), 8.2.2 (Effect of Termination), 8.2.3 (Withdrawal of Certain Filings) and Article 9 (Miscellaneous) shall survive any termination of this Agreement and there shall be no liability hereunder on the part of Seller, Buyer or any of their respective Affiliates, except (a) as liability may exist pursuant to the Sections or Articles specified in this Section 8.2.2 that survive such termination, and (b) that no such termination shall relieve a Party from any liability arising out of any Willful Breach by such Party of any representation, warranty, covenant or agreement of such Party contained herein prior to such termination or fraud. “Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement. For clarity, in the event of termination of this Agreement pursuant to Section 8.1, the Parties shall not enter into any of the Ancillary Agreements not entered into on the date hereof or have any obligations thereunder.

8.2.3 Withdrawal of Certain Filings. As soon as practicable following a termination of this Agreement for any reason, but in no event less than 30 days after such termination, Buyer or Seller shall, to the extent practicable, withdraw all filings, applications and other submissions relating to the Transactions filed or submitted by or on behalf of such Party, any Governmental Authority or other Person.

ARTICLE 9

MISCELLANEOUS

9.1 Governing Law, Jurisdiction, Venue and Service.

9.1.1 Governing Law. This Agreement, and all Disputes that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any Dispute based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), will be governed by, and enforced and construed in accordance with, the Law of the State of Delaware, including its statutes of limitations, without regard to the conflict of Laws rules of such state that would result in the application of the Laws of another jurisdiction.

9.1.2 Jurisdiction; Jury Trial Waiver. Subject to Section 9.10, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Delaware Court of Chancery and the United States District Court for the District of Delaware sitting in New Castle County for any Dispute, action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS OR DISPUTES RELATING HERETO. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.1.2.

9.1.3 Venue. The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any Dispute, action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the Delaware Court of Chancery or in the United States District Court for the District of Delaware sitting in New Castle County, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9.1.4 Service. Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 9.2.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

9.2 Notices.

9.2.1 Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement (each, a “Notice”) shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission or by email of a PDF (or similar electronic) attachment (with transmission confirmed) or by overnight registered mail, courier or express delivery service that maintains records of delivery, addressed to the applicable Party at its address specified in Section 9.2.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least 10 days prior to such address taking effect in accordance with this Section 9.2. Such Notice shall be deemed to have been received: (a) as of the date delivered by hand or by overnight registered mail, courier or express delivery service; or (b) on the day sent by facsimile or email, provided that the sender has received confirmation of transmission (by facsimile or email receipt confirmation or confirmation by telephone or, with respect to facsimile only, email) prior to 6:00 p.m. Eastern Time on such day (and if confirmation is received after 6:00 p.m. Eastern Time, such Notice shall be deemed to have been delivered on the following Business Day).

9.2.2 Address for Notice.

If to Seller, to:

Eisai Co., Ltd.

4-6-10 Koishikawa

Bunkyo-ku, Tokyo

112-8088 Japan

Email: [***]

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Eisai Inc.

200 Metro Boulevard

Nutley, NJ 07110

Attention:     General Counsel

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

One CityCenter

850 Tenth Street, N.W.

Washington, DC 20001

Email:          mriella@cov.com

Attention:     Michael J. Riella

If to Buyer, to:

Catalyst Pharmaceuticals, Inc.

355 Alhambra Circle, Suite 801

Coral Gables, FL 33134

Attention:     General Counsel

with a copy (which shall not constitute notice) to:

Akerman LLP

201 East Las Olas Blvd., 18th Floor

Fort Lauderdale, FL 33301

Attention:     Philip B. Schwartz, Esq.

Cooley (UK) LLP 22 Bishopsgate

London EC2N 4BQ

United Kingdom

Attention:     Michal Berkner

                     Frances Stocks Allen

Email:          mberkner@cooley.com

                     fstocksallen@cooley.com

9.3 No Benefit to Third Parties. The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and, except for the rights of Seller Indemnitees under Section 5.14.3 and the rights of the Buyer Indemnitees and Seller Indemnitees under Article 7, they shall not be construed as conferring any rights on any other Persons.

9.4 Relationship of the Parties. Nothing contained in this Agreement shall be deemed or construed to create a partnership, joint venture, employment, franchise, agency or fiduciary relationship between Buyer and Seller. Neither Party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any Third Party.

9.5 Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. The waiver by any Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.

9.6 Expenses. Except as otherwise specified herein or in any Ancillary Agreement, and whether or not the Closing takes place, each Party shall bear any costs and expenses incurred by it with respect to the Transactions.

9.7 Assignment. Neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by either Party without the prior written consent of the other Party shall be void and of no effect; provided, however, (i) either Party may assign or delegate any or all of its rights or obligations hereunder to an Affiliate without the prior written consent of the other Party and (ii) following the termination or expiration of all Services other than the Manufacturing Services and the Post-Marketing Study Services under (and as defined in) the Transition Services Agreement, Buyer may transfer this Agreement to a direct or indirect purchaser of the Products and the Product Business without the prior written consent of Seller, provided further, that in each case (clauses (i) and (ii)), no such assignment shall relieve the assigning Party of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, in the event a Party assigns its rights or obligations under this Agreement or otherwise makes payments from a jurisdiction other than the jurisdiction in which such party is organized (each an “Assignment”), and immediately after such Assignment the amount of Tax required to be withheld on any payment pursuant to this Agreement is greater than the amount of such Tax that would have been required to have been withheld absent such Assignment, then such increased withholding Tax shall be borne by the Party making such Assignment.

9.8 Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both Parties.

9.9 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

9.10 Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that (a) either Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction without proof of damages or otherwise, this being in addition to any other remedy to which it is entitled under this Agreement, at law or in equity, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, no Party would have entered into this Agreement. Each Party hereby waives (i) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (ii) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

9.11 English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

9.12 Bulk Sales Statutes. Buyer hereby waives compliance by Seller with any applicable bulk sales Laws in any jurisdiction in connection with the transactions under this Agreement.

9.13 Counterparts. This Agreement may be executed in any number of counterparts and manually or electronically, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

9.14 Entire Agreement. This Agreement, together with the Schedules and Exhibits expressly contemplated hereby and attached hereto, the Disclosure Schedules, the Ancillary Agreements, the Confidentiality Agreement and the other agreements, certificates and documents delivered in connection herewith or therewith or otherwise in connection with the Transactions, contain the entire agreement between the Parties with respect to the Transactions and supersede all prior agreements, understandings, promises and representations, whether written or oral, between the Parties with respect to the subject matter hereof and thereof.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

EISAI CO., LTD.

By:	/s/ Mitsuo Kosaka
Name: Mitsuo Kosaka
Title: Chief Strategy Officer

CATALYST PHARMACEUTICALS, INC.

By:	/s/ Patrick J. McEnany
Name: Patrick J. McEnany
Title: Chairman, President and CEO

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]